SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER
SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Superior Consultant Holdings Corporation

(Name of Subject Company)

Superior Consultant Holdings Corporation

(Name of Person Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

868146101

(CUSIP Number of Class of Securities)

RICHARD D. HELPPIE, JR.

CHIEF EXECUTIVE OFFICER
SUPERIOR CONSULTANT HOLDINGS CORPORATION
5225 AUTO CLUB DRIVE
DEARBORN, MICHIGAN 48126
(248) 226-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

With Copies to:

WILLIAM E. DORAN
JEFFREY A. SCHUMACHER
SACHNOFF & WEAVER, LTD.
30 SOUTH WACKER DRIVE
29TH FLOOR
CHICAGO, ILLINOIS 60606
(312) 207-1000

☐	Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

      This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to subject company Superior Consultant Holdings Corporation, a Delaware corporation (“Superior” or the “Company”). The address of the principal executive office of Superior is 5225 Auto Club Drive, Dearborn, Michigan 48126. The telephone number of Superior’s principal executive office is (248) 226-1044.

      This Statement relates to Superior’s common stock, par value $0.01 per share, (“Common Stock”). As of November 30, 2004, there were 10,551,530 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person

      The name, business address and business telephone number of Superior, which is the person filing this Statement, are set forth in Item 1 above.

      This Statement is related to the tender offer by ACS Merger Corp., a Delaware corporation (“Purchaser” or “Offeror”) and a wholly owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation (“ACS”), to purchase all of the outstanding shares of Common Stock of Superior at a purchase price of $8.50 per share in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement (as defined below) as described in the Offer to Purchase contained in the Schedule TO filed by the Offeror (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on December 23, 2004. The Offer to Purchase and Letter of Transmittal (together, as they may be amended and supplemented from time to time, constitute the “Offer”) have been filed as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, to this Statement, and are being mailed to the stockholders together with this Statement and are filed as exhibits to the Schedule TO and are incorporated herein by reference.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 17, 2004 (the “Merger Agreement”), by and among Superior, ACS and Purchaser. The Merger Agreement, among other things, provides that Purchaser will, subject to the satisfaction or waiver of certain conditions, following the consummation of the Offer and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), be merged with and into Superior (the “Merger”). Following the effective time of the Merger (the “Effective Time”), Superior will continue as the surviving corporation (the “Surviving Corporation”) as a wholly owned subsidiary of ACS.

      In the Merger, each share of Common Stock outstanding at the Effective Time (other than shares of Common Stock held by ACS, Purchaser, or any other wholly owned subsidiary of ACS, the Company, or any wholly owned subsidiary of the Company, which will be cancelled, and other than the shares of Common Stock, if any, held by holders of Common Stock who have properly demanded and perfected their appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of Common Stock, be converted into the right to receive the Offer Price, or any greater amount per share of Common Stock paid pursuant to the Offer, without interest. The Merger Agreement is more fully described in Section 12 “Purpose of the Offer and the Merger; Plans for Superior; The Merger Agreement; The Tender and Voting Agreements; Other Agreements” of the Offer to Purchase and is incorporated herein by reference. The summary and description are qualified in their entirety by reference to the Merger Agreement which is filed herewith as Exhibit (a)(1)(iii) to this statement and is incorporated herein by reference.

      Purchaser has not conducted any activities since its organization, other than those related to the Merger. As set forth in the Schedule TO, the principal executive offices of ACS and Purchaser are located at 2828 North Haskell, Dallas, Texas 75204. The telephone number of ACS and Purchaser is (214) 841-6111.

      All information contained in this Statement with respect to Superior and its advisors has been provided by Superior. All information in this Statement or incorporated into this Statement by reference concerning Purchaser or ACS, or actions or events with respect to either of them, was provided by Purchaser or ACS, respectively. Although Superior does not have any knowledge that would indicate that any statements contained herein based upon information provided by ACS or Purchaser are untrue, Superior takes no responsibility for the accuracy, validity or completeness of such information or for any failure by ACS or

Purchaser to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Superior.

Item 3.	Past Contracts, Transaction, Negotiations and Agreements

      Certain contracts, agreements, arrangements or understandings between Superior or its affiliates and certain of its directors and executive officers are described in the Information Statement that is attached as Annex A to this Statement (the “Information Statement”) and incorporated herein by reference. Except as set forth in this Item 3 or in the Information Statement or as incorporated by reference herein, to the knowledge of Superior, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Superior or its affiliates and (i) its executive officers, directors or affiliates or (ii) ACS, Purchaser or any of their respective executive officers, directors or affiliates.

      In considering the recommendations of Superior’s Board of Directors (the “Board”) in favor of the Merger, stockholders of Superior should be aware that certain members of the Board and certain officers of Superior may, in such capacity, have interests in the Offer and the Merger that are different from, or in addition to, the interests of Superior stockholders generally. These interests may present them with a conflict of interest. Such interests relate to or arise from, among other things: (i) certain members of the Superior executive management team are parties to agreements that provide for certain severance payments and benefits upon termination of their employment within a certain period of time prior to or after a change in control, including the Merger (and such amounts shall be paid to these persons at the closing of the Merger, irrespective of their ongoing employment status with ACS), and (ii) the terms of the Merger Agreement provide for the continued indemnification of current directors and officers of Superior.

      The members of the Board are Ronald V. Aprahamian, Reginald M. Ballantyne, III, Charles O. Bracken, Richard D. Helppie, Jr., Douglas S. Peters, Richard P. Saslow, John L. Silverman and Satish K. Tyagi. The Board was aware of these contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with the other matters described below in Item 4 “The Solicitation or Recommendation”.

      The Information Statement is being furnished to Superior’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 under the Exchange Act in connection with ACS’ right (after the closing of the Offer) to designate persons to be appointed to the Board other than at a meeting of the stockholders of Superior.

Confidentiality Agreement

      On June 14, 2004, William Blair & Company, L.L.C. (“William Blair”), as agent for the Company, and ACS entered into a confidentiality agreement (the “Confidentiality Agreement”). The summary and description of the Confidentiality Agreement in Section 12 “Purpose of the Offer and the Merger; Plans for Superior; The Merger Agreement; The Tender and Voting Agreements; Other Agreements” of the Offer to Purchase are incorporated herein by reference. Such summary and description of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(i) and is incorporated herein by reference.

Effect of the Transaction on Stock Option Plans and Warrants

Treatment of Superior Options

      Prior to the Effective Time of the Merger, Superior will neither accelerate the vesting of any option to purchase Common Stock nor allow the vesting of any options to purchase Common Stock to be accelerated. As of the Effective Time, Superior will accelerate the vesting of all unvested options to purchase Common Stock that are outstanding and valid immediately prior to the Effective Time and that have an exercise price that is less than the Offer Price (“ITM Options”). As of the Effective Time, Superior will cancel, or cause to be cancelled, all options to purchase Common Stock, whether they are ITM Options or not. No holder of options to purchase Common Stock, other than holders of ITM Options, will be entitled to receive any payment or any other form of consideration upon cancellation of the options. Except as may be otherwise agreed to by ACS and Superior in writing prior to the Effective Time, all stock option plans, programs and arrangements established by any of Superior and its subsidiaries will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Superior or its subsidiaries will terminate and be of no further force or effect as of the Effective Time. The Board has determined in good faith that the amount a holder of an option to purchase Common Stock will be entitled to receive upon the cancellation of such option represents an amount equal to the value or appreciated value (if any) of such option as of the Effective Time.

      After the Effective Time, and as conditioned below, each holder of an ITM Option will be entitled to receive from Superior an amount equal to the product of (i) the excess of the Offer Price over the exercise price per share of Superior Common Stock covered by the ITM Option as of the Effective Time multiplied by (ii) the number of shares of Common Stock covered by the ITM Option, in full and final settlement of the cancellation of the ITM Option, net of any applicable withholding taxes (the “Cash Amount”). Superior’s obligation to pay such amount to each holder of an ITM Option is subject to (a) verification that the purported ownership and terms of the applicable ITM Option is in accordance with Superior’s records and (b) delivery by the holder of the ITM Option to Superior of a duly executed written instrument in a form acceptable to ACS setting forth: (1) for each ITM Option, the aggregate number of shares of Common Stock covered thereby, the issue date and the exercise price, (2) a representation by the holder of such ITM Option that he or she is the owner of all ITM Options described in such letter and that as of immediately prior to the Effective Time, none of such ITM Options had expired or otherwise ceased to be exercisable, (3) a confirmation by the holder of such ITM Option that upon payment of the Cash Amount that all obligations of Superior to him or her with respect to such ITM Option shall have been fully satisfied and (4) such other terms as ACS may reasonably request.

      Prior to the Effective Time, neither Superior nor any of its subsidiaries nor any of their respective officers or directors shall take any action to encourage any person holding an option to purchase Superior Common Stock to exercise such option or waive any provision or use their discretion to allow any person to exercise an option to purchase Superior Common Stock prior to the Effective Time.

     Treatment of Superior Warrants

      As of the Effective Time, Superior will cancel the warrants issued pursuant to that certain Securities Purchase Agreement dated as of June 9, 2003, as amended, and the warrant holders will be entitled to receive the Cash Amount for their warrants. Superior’s obligation to pay such amount to each warrant holder is subject to (a) verification that the purported ownership and terms of the applicable warrant is in accordance with Superior’s records and (b) delivery by the holder of the warrant to Superior of a duly executed written instrument in a form acceptable to ACS setting forth: (1) for each warrant, the aggregate number of shares of Common Stock covered thereby, the issue date and the exercise price, (2) a representation by the holder of such warrant that the holder is the owner of all warrants described in such letter and that as of immediately prior to the Effective Time, none of such warrants had expired or otherwise ceased to be exercisable, (3) a confirmation by the holder of such warrant that upon payment of the Cash Amount that all obligations of Superior to the holder with respect to such warrant shall have been fully satisfied and (4) such other terms as ACS may reasonably request.

Effect of the Transaction on Employee Benefit Plans

      The Merger Agreement provides that all employees of the Company and its subsidiaries who continue employment with ACS, Purchaser, or any subsidiary of Purchaser after the Effective Time (“Continuing Employees”) will be eligible to continue to participate in health or welfare benefit plans provided by the Surviving Corporation. The Merger Agreement also provides that ACS or the Surviving Corporation can amend or terminate any such health or welfare benefit plan at any time (including as of the Effective Time). The Merger Agreement also provides that immediately after the Effective Time, the Continuing Employees will be entitled to participate in a 401(k) plan sponsored, maintained or contributed to by ACS or its subsidiaries or the Surviving Corporation. Each Continuing Employee’s period of service and compensation history with the Company and its subsidiaries will be counted in determining eligibility for, and the amount and vesting of, benefits under ACS’s health and welfare plans, including the ACS 401(k) plan. However, such service will not be taken into account for purposes of benefit accrual under any defined benefit plan of ACS. To the extent any Continuing Employee becomes covered under a health plan sponsored or maintained by ACS, such Continuing Employee will receive credit under such plan toward any deductible and/or out-of-pocket maximum that may apply under such health plan for those sums paid under a health plan sponsored or maintained by Superior and its subsidiaries as deductibles, coinsurance and copayments during the calendar year containing the date of completion of the Merger.

Merger Agreement

      The summary and description of the Merger Agreement and conditions to the Offer in Section 12 “Purpose of the Offer and the Merger; Plans for Superior; The Merger Agreement; The Tender and Voting Agreements; Other Agreements” and Section 13 “Certain Conditions to the Offer”, respectively, of the Offer to Purchase are incorporated herein by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (a)(1)(iii) to this statement and is incorporated herein by reference.

Tender and Voting Agreements with Certain Stockholders

      In order to induce ACS and Purchaser to enter into the Merger Agreement, the following directors and officers have entered into Tender and Voting Agreements, each dated December 17, 2004 (the “Tender Agreements”), with ACS and Purchaser, pursuant to which they have agreed, in their capacity as stockholders, to tender to Purchaser in the Offer all of their shares of Common Stock as well as any additional shares of Common Stock which they may acquire, and further agreed not to exercise any options held by them prior to the Effective Time: Ronald V. Aprahamian, Reginald M. Ballantyne, III, Charles O. Bracken, Richard D. Helppie, Jr., George S. Huntzinger, Douglas S. Peters, Richard P. Saslow, John L. Silverman, Richard R. Sorensen, Susan M. Synor and Satish K. Tyagi. As of November 30, 2004, such directors and executive officers held in the aggregate 5,063,442 shares of Common Stock, which represented approximately 48% of the outstanding shares of Common Stock. In addition, Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P., two affiliated investment funds (the “Camden Funds”), holders of warrants to purchase up to an aggregate of 807,000 shares of Common Stock, have entered into a letter agreement, dated as of December 17, 2004, pursuant to which the Camden Funds have agreed, among other things, not to exercise their warrants until the Effective Time (the “Camden Letter Agreements”). The Form of Tender Agreement and Camden Letter Agreement are more fully described in Section 12 “Purpose of the Offer and the Merger; Plans for Superior; The Merger Agreement; The Tender and Voting Agreements; Other Agreements” of the Offer to Purchase and are filed herewith as Exhibits (e)(iii) and (e)(iv) to this statement, respectively, and incorporated herein by reference.

Change of Control Payments Under Certain Employment Agreements

      Certain executives of Superior have provisions in their employment agreements that provide severance benefits in the event that such executive’s employment is terminated due to a change in control of the Company, as defined in their respective employment agreements. The consummation of the Offer and the Merger will constitute a “change in control” as defined under such employment agreements. The agreements provide for aggregate payments ranging from two to three times each executive’s annual base salary in effect for the year of termination plus two to three times the full year’s bonus opportunity. The Merger Agreement provides that Superior will pay these amounts at the closing of the Merger regardless of the status of each such executive’s employment with Superior and ACS following the Merger. The aggregate payments to such executives will be as follows: Richard D. Helppie, Jr. — $1,470,000; Charles O. Bracken — $2,007,600; Richard R. Sorensen — $690,000; Richard P. Saslow — $376,000; and Susan M. Synor — $1,399,500. The Company will reimburse these individuals for the initial excise tax that they incur as a result of such payment within 10 days after each such individual delivers a written request for reimbursement accompanied by a copy of such individual’s tax return showing the excise tax actually incurred.

Effects of the Offer and the Merger Agreement with Respect to Superior’s Board of Directors

      The Merger Agreement provides that all rights to indemnification by Superior existing in favor of those persons who are or have at any time been directors and officers of Superior (the “Indemnified Persons”) for their acts and omissions occurring prior to the completion of the Merger, as provided in Superior’s bylaws and certificate of incorporation (as in effect as of the date of the Merger Agreement) will survive the Merger and must be observed by the Surviving Corporation to the fullest extent available under Delaware law for a period of six years from the completion of the Merger.

      The Surviving Corporation must maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the completion of the Merger, a “tail” policy of directors’ and officers’ liability insurance (the “Tail Policy”) covering the period of time from the completion of the Merger until up to the sixth anniversary of the Merger, providing comparable coverage to the existing directors’ and officers’ liability insurance policy maintained by Superior as of the date of the Merger Agreement. However, the surviving corporation will not be required to pay an aggregate premium for the Tail Policy in excess of $600,000. If premiums for the Tail Policy exceed such amount, the Surviving Corporation will be entitled to reduce the amount of coverage to the amount of coverage that can be obtained for such amount. Superior or ACS may substitute therefor other policies not less advantageous to the beneficiaries of the current policies, provided that such substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the completion of the Merger. If ACS merges or sells substantially all of its assets, proper provision must be made to cause the purchaser in such transaction to assume the obligations to indemnify Superior’s directors and officers and provide them insurance.

      The foregoing summary and description of the indemnification and insurance provisions of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (a)(1)(iii) to this Statement and is incorporated herein by reference.

      For additional information on the indemnification and insurance provisions of the Merger Agreement, see Section 12 “Purpose of the Offer and the Merger; Plans for Superior; The Merger Agreement; The Tender and Voting Agreements; Other Agreements” of the Offer to Purchase, which is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

Recommendation of the Board

      On December 16, 2004, at a meeting of the Board at which all directors were present, the Board reviewed the status of the discussions with ACS. At that meeting, William Blair delivered its oral opinion to the Board that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Offer Price was fair to Superior’s stockholders from a financial point of view. William Blair’s oral opinion was confirmed in an opinion letter dated December 16, 2004 (the “William Blair Opinion”), a copy of which is attached as Annex B to this Statement and is incorporated herein by reference. The William Blair Opinion is described in more detail below. At the meeting, Sachnoff & Weaver, Ltd., outside counsel to the Company, (“S&W”) summarized the major provisions of the Merger Agreement to the Board. At the conclusion of the meeting, the Board unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Superior and its stockholders; (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that Superior’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and, to the extent necessary under applicable law to accomplish the Merger, adopt the Merger Agreement; (v) resolved to elect, to the extent permitted by applicable law, not to be subject to any takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement or the Tender and Voting Agreements; and (vi) irrevocably taken all necessary steps to render Section 203 of the DGCL and any other applicable state takeover laws inapplicable to the Merger, ACS, the Purchaser, the acquisition of shares of Common Stock pursuant to the Offer and the transactions contemplated by the Tender and Voting Agreements (collectively, the “Superior Board Recommendation”). A letter to the stockholders of the Company communicating the Board’s recommendation is filed herewith as Exhibit (a)(2)(i) and is incorporated herein by reference.

      The Merger Agreement provides that, except as provided below, Superior’s Board of Directors (i) must recommend that Superior’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and, to the extent necessary under applicable law to accomplish the Merger, adopt this Agreement; (ii) must not withdraw, modify, or qualify or propose to withdraw or modify, in a manner adverse to Superior or the Purchaser, the Superior Board Recommendation; (iii) must not approve or recommend, or propose to approve or recommend, any Acquisition Proposal (as defined below); and (iv) must not enter into any agreement with respect to any Acquisition Proposal (other than a confidentiality agreement).

      Notwithstanding the foregoing, prior to the first date on which Purchaser accepts any shares of Common Stock for payment pursuant to the Offer, the Board of Directors of Superior, after consulting with outside legal counsel, may withdraw, modify or qualify the Superior Board Recommendation, approve or recommend, or propose to approve or recommend, a Superior Proposal (as defined below), and/or enter into an agreement with respect to a Superior Proposal, if the Board of Directors of Superior determines in good faith that doing so is necessary for the directors to comply with their fiduciary duties to the stockholders of Superior under applicable law. However, (i) prior to effecting such action, Superior must give ACS at least three business days prior written notice that the Board of Directors of Superior has received a Superior Proposal that it intends to accept, which notice specifies all of the terms and conditions of such Superior Proposal (other than immaterial terms), and furnishes ACS with a copy of all the relevant proposed transaction agreements, if such exist, with the person making such Superior Proposal and identifies such person making such Superior Proposal; and (ii) during the period of not less than three business days following the delivery of the notice referred to above and prior to effecting such action, Superior has negotiated, and has used all commercially reasonable efforts to cause its financial and legal advisors to negotiate, with ACS in good faith (to the extent that ACS desires to negotiate) to make adjustments in the terms and conditions of the Merger Agreement so that the Acquisition Proposal ceases to constitute a Superior Proposal.

      “Acquisition Proposal” means any bona fide offer, proposal or other indication of interest by a party other than ACS or its affiliates regarding any of the following (other than the transactions provided for in the Merger Agreement involving Superior): (i) any merger, consolidation, share exchange, recapitalization, reorganization, business combination, liquidation, dissolution or other similar transaction involving Superior or any of its subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of Superior (including the stock of its subsidiaries) and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any purchase or sale of or tender offer or exchange offer for, which, if completed, would result in any person or entity (or the equity holders of such person or entity) beneficially owning securities representing 15% or more of the outstanding shares of capital stock of Superior or its subsidiaries, or the filing of a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

      “Superior Proposal” means any written Acquisition Proposal with respect to Superior, which the Board of Directors of Superior concludes in good faith, after consultation with its financial advisors and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), as well as after giving effect to all of the adjustments, if any, which are in fact offered by ACS (i) is more favorable to the stockholders of Superior, from a financial point of view, than the transactions contemplated by the Merger Agreement and (ii) to the extent cash consideration, if any, is contemplated, is fully financed or reasonably capable of being fully financed and otherwise reasonably capable of being completed on the terms proposed. For purposes of the definition of “Superior Proposal,” the term “Acquisition Proposal” will mean: (A) any merger, consolidation, share exchange, recapitalization, reorganization, business combination, liquidation, dissolution or other similar transaction involving Superior or any of its subsidiaries; (B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of a majority of the consolidated assets of Superior and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (C) any purchase or sale of or tender offer or exchange offer for, which, if consummated, would result in any person or entity (or the equity holders of such person or entity) beneficially owning securities representing a majority of the outstanding shares of capital stock of Superior, or the filing of a registration statement under the Securities Act; or (D) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. However, no Acquisition Proposal will constitute a Superior Proposal if it resulted from a breach or was negotiated by Superior in violation of its obligations relating to non-solicitation and the Superior Board Recommendation or if Superior failed to (1) give ACS written notice that it has received a Superior Proposal that it intends to accept as described above, (2) negotiate, or use its commercially reasonable efforts to cause its financial and legal advisors to negotiate, with ACS in good faith (as required by the Merger Agreement and to the extent ACS desired to negotiate) to make adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal or (3) in all material respects keep ACS informed, on a prompt basis, of the status of any such Acquisition Proposal and of the status of any discussions or negotiations relating to any Acquisition Proposal.

Background of the Offer

      In an effort to maximize stockholder value, Superior’s management and the Board have regularly considered a variety of business strategies, including the continued pursuit of growth, strategic alliances, acquisitions, and also a possible sale of Superior.

      At a Board meeting in February 2004, at the request of the Board, William Blair made a presentation regarding Superior’s financial performance and market conditions, Superior’s place in the market as a public company and strategic alternatives. The Board had a discussion, facilitated by William Blair and its presentation, during which the Board acknowledged a need to identify ways to maintain Superior’s business momentum and enhance stockholder value in light of the challenges facing the Company as a micro-cap public company. The strategic options considered included remaining an independent public company, raising additional debt or equity capital, undertaking a corporate restructuring and being acquired. The Board discussed that Superior would need access to meaningful additional capital to support the continued growth of its outsourcing business. The Board also recognized that Superior would have access to only a limited amount of debt capital and that raising additional equity capital would be both expensive and dilutive to existing stockholders. In light of these factors, the Board determined that it would be in the best interests of the Company to more actively explore the possibilities of completing a business combination. In order to further its evaluation of strategic options, the Strategic Committee directed Superior’s senior officers and William Blair to commence a formal process to identify parties that might be interested in a transaction with Superior and to solicit proposals from these parties. The Board formed a working committee to evaluate Superior’s strategic options (the “Strategic Committee”) and engage William Blair as financial advisor to assist the Strategic Committee and the Board in this review. The Board appointed Reginald M. Ballantyne III, Richard D. Helppie, Jr. and John L. Silverman to serve on the Strategic Committee. During February 2004, the Strategic Committee worked with William Blair and the management of Superior to evaluate Superior’s strategic options.

      The Strategic Committee discussed with representatives of William Blair Superior’s performance and strategic options, and worked with William Blair to identify potential buyers to be contacted. The Strategic Committee worked with its advisors to identify the companies in the consulting, information technology and outsourcing industries in an effort to contact companies that might be interested in a transaction with Superior. After review and discussion, the Strategic Committee instructed William Blair to contact potential financial buyers and potential strategic buyers, including ACS, with the prior approval of a member of the Strategic Committee.

      In the course of its engagement as Superior’s financial advisor, William Blair contacted 39 potential interested parties. Superior executed confidentiality agreements with 20 parties (including ACS) that expressed an interest in a possible transaction involving Superior. At the direction of the Strategic Committee,

William Blair provided information packages regarding Superior to each such party. During this period, at the direction of the Strategic Committee, Superior’s management prepared (with the assistance of William Blair) a management presentation that included a review of Superior’s business, operations, strategy and prospects, and created a restricted access data room for due diligence. Three of the parties (including ACS) that executed confidentiality agreements with Superior and received information packages submitted preliminary indications of interest. As detailed in the following timeline of the offer, these three parties met with Superior for management presentations and due diligence sessions.

      On August 17, 2004, William Blair received a preliminary indication of interest from John Rexford, ACS’ Executive Vice President, to acquire all of Superior’s outstanding Common Stock. This preliminary proposal contained an all cash offer at $7.00 per share.

      On August 18, William Blair received a preliminary indication of interest from a publicly traded outsourcing company (Party B). This preliminary proposal contained a valuation range that at the higher end exceeded ACS’ initial proposal, but indicated that a substantial, unspecified portion would be in stock.

      One information technology and outsourcing company (Party C) indicated to William Blair a strong desire to attend a management presentation by Superior and participate in the process, but did not present a formal indication of interest due to the need to obtain further internal approvals.

      On September 9, Richard Helppie, Charles Bracken, George Huntzinger, Richard Sorensen and Sue Synor of Superior made a management presentation to ACS. A subgroup of these persons also made a second management presentation to ACS on September 30.

      On October 1, Richard Helppie, Charles Bracken, George Huntzinger, Richard Sorensen and Sue Synor of Superior made a management presentation to Party C.

      On October 4, Richard Helppie, Charles Bracken, George Huntzinger, Richard Sorensen and Sue Synor of Superior made a management presentation to Party B.

      On October 7 and 8, representatives of ACS conducted due diligence in the data room and met with Richard Sorensen and Sue Synor of Superior.

      On October 11, Party C asked for more information and indicated its management committee would not meet until October 19.

      Between October 12 and October 22, ACS and Superior engaged in discussions concerning price and other material terms of the ACS proposal. On October 12, 2004, ACS submitted a revised proposal at $8.25 per share. Richard Helppie, Charles Bracken, George Huntzinger, Richard Sorensen and Sue Synor of Superior, representatives of William Blair and John Rexford of ACS participated in these discussions at various times.

      Also on October 12, Party B withdrew its indication of interest, indicating that the Company was not perceived as a good fit for strategic reasons.

      On October 13, the Strategic Committee discussed with William Blair the status of discussions with interested parties.

      On October 14, at the direction of the Strategic Committee, William Blair discussed with ACS the ACS proposal.

      On October 15, ACS engaged in additional negotiations with Superior and William Blair and requested exclusivity. During these discussions, ACS verbally increased its proposal to $8.50 per share. On that same date, Superior had a conference call with Party C to discuss Party C’s additional information requests.

      On October 18, Superior received an unsolicited inquiry from a publicly traded healthcare information systems vendor (Party D).

      On October 19, Party C indicated that it would require additional time to arrange for internal approvals concerning submitting a preliminary indication of interest. That same day, the Strategic Committee met to discuss the status of negotiations.

      On October 20, Richard Helppie of Superior contacted ACS to discuss ACS’ proposal. The following day at the direction of the Strategic Committee, William Blair had further discussions with ACS concerning the ACS proposal.

      On October 22, ACS and William Blair discussed certain terms of ACS’ proposal, wherein ACS reiterated its request for exclusivity, and indicated that it might not pursue the transaction without an exclusivity agreement. At this meeting, ACS confirmed that its proposal would be to acquire all of the Company’s outstanding Common Stock for $8.50 per share in cash.

      On October 26, the Board held a meeting at which William Blair reviewed the results of its strategic and market evaluation. The Board also reviewed the status and nature of negotiations with all interested parties and discussed ACS’ request for exclusivity. In considering the ACS request for exclusivity, the Board determined that ACS’ proposal was the most attractive proposal it had received and that discussions with ACS had proceeded to a more advanced state than those of the other interested parties. The Board then authorized senior management to agree to a period of exclusivity, through no longer than December 10, 2004, and to negotiate with ACS during this period in an effort to reach a definitive agreement upon the terms of ACS’ proposal as outlined for the Board by senior management and William Blair.

      On November 1, Superior and ACS executed the Exclusivity Letter.

      On November 4, Party C contacted William Blair to indicate that they had completed their management committee deliberations and were interested in pursuing discussions for a transaction at $7.50 per share. Blair thanked Party C for their interest and indicated that neither Blair nor Superior were in a position to talk with Party C at that time.

      On November 5, S&W submitted a draft merger agreement to ACS and ACS’ counsel.

      On or about November 10, Party D contacted Richard Helppie of Superior to indicate an interest in opening discussions. Mr. Helppie thanked Party D for their interest and indicated that Superior was not in a position to talk with Party D at that time.

      On or about November 19, an outsourcing company, who was one of the twenty parties that had executed a confidentiality agreement but who had told William Blair that they would not participate in a formal auction or bidding process (Party E), contacted William Blair to indicate that if the process was not proceeding well that they remained interested in discussing a transaction with Superior. William Blair thanked Party E for their interest and indicated that neither William Blair nor Superior were in a position to talk with Party E at that time.

      On November 22, ACS’ counsel submitted comments on the merger agreement to S&W. Thereafter, through the middle of December, the parties continued their on-going discussions and due diligence examinations. During this time, representatives of ACS and its legal and accounting advisors conducted extensive due diligence on the Company’s business, including conducting meetings with Superior’s management and reviewing financial and legal documents provided by Superior. Also, during this time, legal and financial representatives of ACS and the Company and their respective advisors discussed and negotiated on many occasions the proposed merger and related agreements. These negotiations covered all aspects of the transaction, including, among other things: the representations and warranties made by the parties; the restrictions on the conduct of the Company’s business following execution and delivery of the Merger Agreement; the conditions to completion of the Offer and the Merger; the provisions regarding termination; the amount, triggers and payment of the termination fee and the consequences of termination; and the delivery and terms of the Tender Agreements.

      On December 8, members of Superior’s management updated the Board on the status of negotiations and a summary of outstanding issues, and provided the Board with a substantially negotiated draft of the merger agreement that reflected the discussions to date.

      On December 10, the Exclusivity Letter expired without renewal; however, ACS and the Company continued negotiating towards the completion of a definitive merger agreement.

      On December 15, S&W distributed to the Board a substantially finalized draft of the merger agreement and related documents.

      At a Board meeting called on December 16, the Strategic Committee reported on the ACS negotiations and submitted its formal recommendation that the Board approve the transaction with ACS. At this meeting, S&W advised the Board of its fiduciary responsibilities in this context and answered questions. Next, William Blair made a presentation with respect to the financial aspects of the ACS proposal and the market for the shares of Superior’s Common Stock. William Blair then rendered its oral opinion to the Board (subsequently confirmed by delivery of a written opinion dated December 16, 2004) that, as of such date and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the holders of Superior’s Common Stock pursuant to the Offer and the Merger was fair from a financial point of view to such holders. The full text of William Blair’s opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by William Blair, is included herewith as Annex B and is incorporated herein by reference. Superior’s stockholders are urged to, and should, read such opinion in its entirety. William Blair’s opinion was provided to the Board for its information and addresses only the fairness of the consideration to be received by the holders of the Company’s Common Stock from a financial point of view, and does not address any other aspect of the Offer or Merger or constitute a recommendation to any stockholder as to whether such stockholder should tender its shares in the Offer. William Blair’s opinion did not address the merits of the underlying decision by Superior to enter into the Merger Agreement. Following Williams Blair’s presentation at the meeting, S&W summarized the salient terms and provisions of the Merger Agreement and answered questions. Following discussion, the Board unanimously approved the Merger Agreement.

      The following day, ACS’ board unanimously approved the Merger Agreement. Both Superior and ACS executed the Merger Agreement on December 17.

Reasons for the Recommendations of the Strategic Committee and the Board

      In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transaction”), and recommending that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors, including:

1. Historical and Recent Trading Activity. The Board considered the relationship of the Offer Price to the recent and historical market prices and trading activity of shares of Common Stock. As part of this, the Board considered that the Offer Price represents (a) a premium over the December 14, 2004 closing stock price of Common Stock reported by The Nasdaq National Market, (b) a premium over the Enterprise Value/Revenue, Enterprise Value/EBITDA and Enterprise Value/EBIT multiples as calculated using the December 14, 2004 closing stock price of Common Stock reported by The Nasdaq National Market, (c) a premium over the average sale price of shares of Common Stock reported by The Nasdaq National Market for the three year period prior to December 14, 2004, and (d) a premium over the average sale price of shares of Common Stock reported by The Nasdaq National Market for the twelve month period prior to December 14, 2004. The Board considered these periods the most relevant to demonstrate the recent performance of shares of Common Stock.

2. Company Operating and Financial Condition. The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives as an independent entity, and the current and expected conditions in the industry in which the Company operates. In addition, the Board considered the likely adverse effect that the Company’s low market capitalization, limited trading volume, quarterly earnings focus and diminished attention from research analysts has had and may in the future have on the trading markets for, and the value of, shares of Common Stock.

3. Strategic Alternatives. The Board reviewed trends in the industry in which the Company operates and the strategic alternatives available to the Company, including the Company’s alternative to remain an independent public company, the possibility of its acquisitions of or its acquisition by other companies in its industry or complementary industries, as well as the risks and uncertainties associated with each such alternative. The Board considered comparable transactions as well as other possible alternatives to the Transaction involving third parties, the likelihood of consummation of such comparable and alternative transactions, and the risks associated with each of them.

4. Terms and Conditions of the Merger Agreement. The Board considered the terms and conditions of the Transaction, including the amount of consideration to be received by the Company’s stockholders, the parties’ representations, warranties and covenants, conditions to their respective obligations and the ability of ACS and Purchaser to terminate the Offer and the Merger.

5. No Financing Contingency. The Board considered that neither the Offer nor the Merger is subject to any financing condition.

6. Financing Representation. The Board considered ACS’s and Purchaser’s representation in the Merger Agreement that Purchaser has sufficient liquid cash funds available to satisfy Purchaser’s obligation to complete the Offer and the Merger.

7. Consents. The Board considered that there are no material third party consents required to consummate the Merger.

8. Indicia of Stockholder Support. The Board considered the willingness of certain stockholders to enter into the Tender Agreements and tender their shares of Common Stock pursuant to the Offer.

9. Timing of Completion. The Board considered the anticipated timing of the Transaction, including the structure of the Transaction as a cash tender offer for all of the outstanding shares of Common Stock. The Board considered that the cash tender offer afforded the stockholders the opportunity to obtain cash for all of their shares of Common Stock at the earliest possible time.

10. Certainty of Value. The Board considered the form of consideration to be paid to holders of Common Stock in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock or other possible forms of consideration. Volatility in the market prices of shares quoted on The Nasdaq National Market and in stock markets generally have increased the uncertainties in valuing any non-cash consideration. The Board was aware that the consideration received by holders of Common Stock in the Offer and Merger would be taxable to such holders for income tax purposes.

11. Negotiated Price. The Board considered that, in its judgment, based on the extended arm’s-length negotiations with ACS and Purchaser, that the Offer Price represented the highest price that Purchaser would be willing to pay in acquiring the Company.

12. Fairness Opinion of William Blair. The Board considered presentations from William Blair and the opinion of William Blair to the Board that, as of December 16, 2004 and based on and subject to the matters stated in such opinion, the $8.50 in cash per share proposed to be received by holders of Common Stock in the Offer and the Merger is fair from a financial point of view to such holders. For purposes of rendering its fairness opinion, William Blair’s analysis included a review of certain financial statements and other business, financial and operating data of the Company, trading multiples for selected publicly traded companies, valuation multiples in selected acquisitions, an analysis of premiums paid in selected transactions and other matters referred to in that opinion. A copy of the William Blair Opinion that was delivered to the Board setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by William Blair in arriving at its opinion, is attached hereto as Annex B and is incorporated herein. William Blair’s opinion, addressed to the Board, relates only to the fairness, from a financial point of view, of the $8.50 in cash per share to be received by stockholders, and does not constitute an opinion or recommendation to any stockholder as to whether or not such stockholder should tender shares in the Offer, how a stockholder should vote at the stockholders’ meeting, if any, held in connection with the Merger, or as to any other matters relating to the Offer or the

Merger. Stockholders are urged to read this opinion in its entirety. The Board was aware of and considered that certain fees described in Item 5 below become payable to William Blair upon the consummation of the Transaction.

13. Alternative Transactions. The Board considered that the Merger Agreement permits the Company to (x) consider an unsolicited acquisition proposal under certain circumstances and (y) recommend any such proposal that is superior to the Offer and the Merger, if, among other things, (a) the Board determines in good faith that the acquisition proposal is more favorable to the Company’s stockholders (based on factors the Board deems relevant, including the additional time necessary to consummate the competing acquisition proposal and the financial advice of the Company’s financial advisors that the value of the consideration is superior in the competing acquisition proposal), (b) financing, to the extent required, is reasonably capable of being obtained, (c) after consultation with the Company’s legal advisors, the Board determines that taking any such action is necessary to comply with the Board’s fiduciary duties, (d) the Company gives ACS three business days notice and negotiates in good faith with ACS (to the extent ACS determines to negotiate) in an effort to change the terms of the Merger Agreement such that the alternate proposal is no longer superior, and (e) the Company pays ACS a termination fee in the amount of $4.0 million, plus reimbursement of ACS’ actual expenses not to exceed $500,000. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of the Company.

14. The Company’s Future Prospects. The Board considered that all holders of shares of Common Stock (except for ACS and Purchaser) whose shares are purchased in the Offer will not participate in the Company’s future growth. Because of the risks and uncertainties associated with the Company’s future prospects, the Board concluded that this detriment was not reasonably quantifiable. The Board also concluded that obtaining a substantial cash premium for shares of Common Stock now was preferable to affording the stockholders a speculative potential future return.

15. ACS’ Interest in the Sector. The Board considered that ACS is in a particularly advantageous position to take advantage of the opportunity represented by a purchase of the Company, and as a result to pay a substantial premium relative to historical and recent trading prices for shares of Common Stock. ACS offers outsourcing services to some customers in the healthcare field, as does the Company. However, there is no significant overlap and ACS does not currently participate materially in the IT consulting business. As a result the Board considered that ACS is likely to realize substantially greater synergies from an acquisition of the Company than other potential acquirors, enabling ACS to pay a higher price for the Company.

16. Potential Conflicts of Interest. The Board considered that the interests of certain persons, including Company executives, in the Merger may be different from those of the stockholders (see Item 3 above in this Statement). The Board also considered a number of uncertainties and risks in its deliberations concerning the Transaction, including the following:

(a) The circumstances under the Merger Agreement in which the termination fee of $4.0 million becomes payable by the Company, and the circumstances under the Merger Agreement in which the Company is required to reimburse ACS’ expenses incurred in connection with the Merger Agreement, up to $500,000.

(b) The fact that under the terms of the Merger Agreement, between the execution of the Merger Agreement and the Effective Time, the Company is required to obtain ACS’ consent (not to be unreasonably withheld) before it can take certain specified actions.

(c) The conditions to Purchaser’s and ACS’ obligations to purchase Common Stock in the Offer, and the possibility that such conditions might not be satisfied, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

(d) The possibility that, although the Offer gives stockholders the opportunity to realize a premium over the price at which shares of Common Stock traded prior to the public announcement of the Offer and the Merger, the price or value of shares of Common Stock may increase in the future if the Company were to remain an independent company, and that Company stockholders would not benefit from those future increases.

(e) The tax effects to Company stockholders of the Offer and the Merger.

The Board believed that these risks were outweighed by the potential benefits of the Offer and the Merger.

      In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Board found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the factors considered or determine that any factor was of particular importance in reaching its determination that the Merger Agreement and the transactions contemplated thereby are advisable to, and in the best interests of, the Company’s stockholders. Rather, the decision of each Board member was based upon his own judgment, in light of the totality of the information presented and considered, of the overall effect of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the Company’s stockholders. After weighing all of these considerations, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the holders of shares of Common Stock tender such shares in the Offer and adopt the Merger Agreement if required under applicable law.

Intent to Tender

      After reasonable inquiry, and to the Company’s knowledge, each executive officer and director of Superior currently intends to tender all Common Stock held of record or beneficially owned by such person to Purchaser in the Offer. Certain directors and officers who hold approximately 48% of the outstanding shares of Common Stock as of November 30, 2004, have entered into the Tender Agreements pursuant to which they have agreed, in their capacity as stockholders, to tender all of their shares of Common Stock as well as any additional shares of Common Stock which they may acquire to Purchaser in the Offer. See Item 3 above.

Opinion of William Blair

      At the December 16, 2004 meeting of the Board, William Blair reviewed with the Board its financial analysis of the consideration payable in the transactions contemplated under the Merger Agreement. Following the meeting, William Blair delivered the William Blair Opinion to the Board that, as of the date of such opinion, based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the consideration to be received in the Offer and the Merger is fair, from a financial point of view, to the stockholders of Superior (other than ACS and its affiliates).

      The full text of the written William Blair Opinion, dated December 16, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as Annex B to this Statement. The William Blair Opinion is directed to Superior’s Board and addresses only the fairness of the consideration from a financial point of view to holders of Common Stock as of the date of such opinion and does not address any other aspect of the Merger. The William Blair opinion is not a recommendation to any Superior stockholder to tender their shares of Common Stock as part of the Offer or as to how any stockholder should vote with respect to the proposed transaction or any other matter and should not be relied upon by Superior stockholders as such. The summary of the William Blair Opinion set forth in this Statement is qualified in its entirety by reference to the full text of the William Blair Opinion attached as Annex B hereto, which should be read carefully and in its entirety.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

      The Board retained William Blair to act as its financial advisor in connection with the Merger and Offer, including rendering its opinion attached as Annex B. William Blair was selected by the Board based on William Blair’s qualifications, expertise and reputation in providing financial advice to companies. William Blair is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of strategic combinations and acquisitions. In the ordinary course of its business, William Blair may actively trade the common stock of the Company and ACS for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. William Blair has in the past provided financial and investment banking services to the Company.

      Pursuant to the terms of a letter agreement, the total fee payable to William Blair for its role as financial advisor is $1.9 million, of which $400,000 is payable upon delivery of an opinion, as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company in connection with the Offer and Merger. The remainder of the fee is payable upon the Merger being consummated. In addition, the Company has agreed to reimburse William Blair for its out-of-pocket expenses, including attorney’s fees, incurred in connection with its services under the letter agreement, and to indemnify William Blair and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of such services, including liabilities arising under the federal securities laws.

      The Purchaser and ACS have retained Mellon Investor Services LLC to be the Information Agent and the Depositary for the Offer. The summary and description of the arrangements with Mellon Investor Services LLC are set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase are incorporated herein by reference.

      Except as set forth above, neither Superior nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Superior on its behalf with respect to the Offer and the Merger.

Item 6.	Interest in Securities of the Subject Company

      Except as described in this Statement, during the past 60 days, no transactions in shares of Common Stock have been effected by Superior or any of its subsidiaries or, to Superior’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except that Superior has issued shares of Common Stock upon the exercise of outstanding stock option held by employees and consultants under its stock option plans.

Item 7.	Purposes of the Transaction and Plans or Proposals

      Except as described in this Statement, Superior is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (1) a tender offer or other acquisition of Superior’s securities by Superior, any subsidiary of Superior, or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Superior or any subsidiary of Superior; (3) a purchase, sale or transfer of a material amount of assets of Superior or any subsidiary of Superior; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Superior. Except as described in this Statement, there are no transactions, resolutions of the Board or Strategic Committee, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding sentence.

Item 8.	Additional Information

Section 14(f) Information Statement

      The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by ACS, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders, and such information is incorporated herein by reference. In addition, the information contained in the Offer to Purchase is incorporated herein by reference.

Anti-Takeover Statute

State Takeover Laws

      Superior is incorporated under the laws of the State of Delaware and is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On December 16, 2004, prior to the execution of the Merger Agreement, the Superior Board of Directors, by unanimous vote of all directors at a meeting held on such date, as described above in Item 4 “The Solicitation or Recommendation”, approved the Merger Agreement and the Purchaser’s acquisition of shares of Common Stock pursuant to the Offer, the Merger and the Tender and Voting Agreements. Accordingly, the restrictions on business combinations provided for in Section 203 are inapplicable to the Offer and the Merger.

      A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain circumstances. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal district court in Oklahoma ruled that the Oklahoma takeover statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal district court in Florida held in Grand Metropolitan plc v. Butterworth that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

      Superior conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment any shares tendered.

Short-Form Merger

      Under Section 253 of Delaware Law, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Superior’s stockholders. However, if Purchaser is not able to acquire at least 90% of the outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by Superior’s stockholders will be required under Delaware Law to effect the Merger. As a result, Superior would also have to comply with the federal securities laws and regulations governing the solicitation of proxies, including the preparation and distribution of a proxy statement. Thus, if the Merger cannot be accomplished as a short-form merger under Section 253 of the

Delaware Law, a longer period of time will be required to effect the Merger and pay stockholders who do not tender their shares of Common Stock in the Offer. However, it is a condition to consummation of the Offer that at least a majority of the outstanding shares of Common Stock on a fully-diluted basis (excluding unvested options) be tendered. Upon completion of the Offer, the results of any stockholder vote to adopt the Merger Agreement and approve the Merger is virtually assured.

Appraisal Rights

      No appraisal rights are available in connection with the Offer. However, appraisal rights will be available in connection with the Merger. Please read Section 12 “Purpose of the Offer and the Merger; Plans for Superior; The Merger Agreement; The Tender and Voting Agreements; Other Agreements” of the Offer to Purchase, which is incorporated herein by reference.

Antitrust

      United States Antitrust Law. Under the HSR Act, and the rules that have been promulgated under the HSR Act by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The Offer and the Merger are subject to the filing and waiting period requirements of the HSR Act.

      Pursuant to the requirements of the HSR Act, ACS, on behalf of itself and the Purchaser, plans to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on the date of this Offer to Purchase. If the notification and Report Form is filed on December 23, 2004, the waiting period applicable to the purchase of shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on January 7, 2005, 15 calendar days after the date of filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the 10th day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

      The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s acquisition of shares of Common Stock in the Offer and the Merger. At any time before the Purchaser’s acquisition of shares of Common Stock, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Purchaser’s acquisition of shares of Common Stock in the Offer, the Merger or otherwise, or seeking the divestiture of shares of Common Stock acquired by the Purchaser, or the divestiture of substantial assets of ACS, Superior or their respective subsidiaries. At any time after the Purchaser’s acquisition of shares of Common Stock in the Offer and the Merger, the FTC or the Antitrust Division could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking the divestiture of the shares of Common Stock acquired by the Purchaser in the Offer and the Merger or the divestiture of substantial assets of ACS, Superior or their respective subsidiaries. However, under the Merger Agreement, neither Superior, ACS nor the Purchaser has any obligation to divest of any assets or hold separate any assets or take any other similar measures in connection with any demand therefor by any governmental body as a pre-condition to the approval of the transactions contemplated by the Merger Agreement by any such governmental body.

      The Merger Agreement provides that Superior and ACS will respond as promptly as practicable to any inquiries or requests received from any antitrust authority or other governmental body in connection with antitrust or related matters. Each of Superior and ACS will (i) give the other party prompt notice of the commencement or threat of commencement of any legal proceeding by or before any governmental body with respect to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; (ii) keep the other party informed as to the status of any such legal proceeding or threat; and (iii) promptly inform the other party of any communication to or from any governmental body regarding the Offer, the

Merger or any of the other transactions contemplated by the Merger Agreement. Except as may be prohibited by any governmental body or by any law, (x) each party will consult and cooperate with the other, and will consider in good faith the views of the other, in connection with any analysis, appearance, presentation, memorandum, brief, legal proceeding under or relating to any foreign, federal or state antitrust or fair trade law, and (y) in connection with any such legal proceeding, each party will permit authorized representatives of the other to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any governmental body in connection with any such legal proceeding.

      Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or the Merger or other acquisition of shares of Common Stock by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

      If the Purchaser’s acquisition of Common Stock is delayed due to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended in certain circumstances. See Section 1 “Terms of the Offer”.

      Foreign Antitrust Law. The antitrust and competition laws of certain foreign countries may apply to the Offer and the Merger and filings and notifications may be required. The Purchaser, ACS and Superior do not currently anticipate that any such filings are required in connection with the Offer or the Merger, but are continuing to review the need for such filings, and intend to make such filings promptly to the extent required.

Item 9.	Material to be Filed as Exhibits

Exhibit (a)(1)(i)	Offer to Purchase (incorporated by reference to Exhibit(a)(1) to the Schedule TO of ACS filed December 23, 2004)
Exhibit (a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(2) to the Schedule TO of ACS filed December 23, 2004)
Exhibit (a)(1)(iii)	Agreement and Plan of Merger (incorporated by reference to Exhibit(d)(1) to the Schedule TO of ACS filed December 23, 2004)
Exhibit (a)(2)(i)	Letter to Stockholders of Superior, dated December 23, 2004
Exhibit (a)(2)(ii)	Opinion of William Blair & Company, L.L.C., dated December 16, 2004 (included as Annex B to this Schedule 14D-9)
Exhibit (a)(2)(iii)	Press Release issued by Superior (incorporated by reference to Superior’s Form 8-K filed December 21, 2004)
Exhibit (e)(1)	Confidentiality Agreement (incorporated by reference to Exhibit(d)(3) to the Schedule TO of ACS filed December 23, 2004)
Exhibit (e)(iii)	Form of Tender and Voting Agreement (incorporated by reference to Exhibit(d)(2) to the Schedule TO of ACS filed December 23, 2004)
Exhibit (e)(iv)	Letter Agreement, dated December 17, 2004, by and among Camden Partners Strategic Fund II-A, L.P., Camden Partners Strategic Fund II-B, L.P., Affiliated Computer Services, Inc., ACS Merger Corp., and Superior Consultant Holdings Corporation, modifying that certain Warrant Agreement, dated June 9, 2003, by and among Superior Consultant Holdings Corporation and the warrantholder parties thereto (incorporated by reference to Exhibit (d)(4) to the Schedule TO of ACS filed December 23, 2004)
Exhibit (e)(v)	Executive Employment Agreements (incorporated by reference to Exhibits 10.7-10.16 to Form 10-K filed March 30, 2004)

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPERIOR CONSULTANT HOLDINGS CORPORATION

By:	/s/ RICHARD D. HELPPIE, JR.

Name: Richard D. Helppie, Jr.
Title: Chief Executive Officer
Date: December 23, 2004

INDEX OF EXHIBITS

Exhibit (a)(1)(i)	Offer to Purchase (incorporated by reference to Exhibit(a)(1) to the Schedule TO of ACS filed December 23, 2004)
Exhibit (a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(2) to the Schedule TO of ACS filed December 23, 2004)
Exhibit (a)(1)(iii)	Agreement and Plan of Merger (incorporated by reference to Exhibit(d)(1) to the Schedule TO of ACS filed December 23, 2004)
Exhibit (a)(2)(i)	Letter to Stockholders of Superior, dated December 23, 2004
Exhibit (a)(2)(ii)	Opinion of William Blair & Company L.L.C., dated December 16, 2004 (included as Annex B to this Schedule 14D-9)
Exhibit (a)(2)(iii)	Press Release issued by Superior (incorporated by reference to Superior’s Form 8-K filed December 21, 2004)
Exhibit (e)(1)	Confidentiality Agreement (incorporated by reference to Exhibit(d)(3) to the Schedule TO of ACS filed December 23, 2004)
Exhibit (e)(iii)	Form of Tender and Voting Agreement (incorporated by reference to Exhibit(d)(2) to the Schedule TO of ACS filed December 23, 2004)
Exhibit (e)(iv)	Letter Agreement, dated December 17, 2004, by and among Camden Partners Strategic Fund 11-A, L.P., Camden Partners Strategic Fund II-B, L.P., Affiliated Computer Services, Inc., ACS Merger Corp., and Superior Consultant Holdings Corporation, modifying that certain Warrant Agreement, dated June 9, 2003 by and among Superior Consultant Holdings Corporation and the Warrantholder parties thereto (incorporated by reference to Exhibit (a)(4) to the Schedule TO of ACS filed December 23, 2004)
Exhibit (e)(v)	Form of Change of Control Agreement (incorporated by reference to Exhibits 10.7-10.16 to the Form 10-K filed March 30, 2004 by Superior)
ANNEX A	Information Statement
ANNEX B	Opinion of William Blair & Company, L.L.C.

ANNEX A

SUPERIOR CONSULTANT HOLDINGS CORPORATION

5225 Auto Club Drive
Dearborn, Michigan 48126

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

      This Information Statement is being mailed on or about December 27, 2004 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of Superior Consultant Holdings Corporation, a Delaware corporation (“Superior” or the “Company”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Affiliated Computer Services, Inc., a Delaware corporation (“ACS”), to a majority of seats on the Superior Board of Directors (the “Board” or the “Board of Directors”).

      On December 17, 2004, Superior entered into an Agreement and Plan of Merger (the “Merger Agreement”) with ACS and ACS Merger Corp., a Delaware corporation (the “Purchaser”), pursuant to which Purchaser agreed to commence an offer to purchase (the “Offer”) each outstanding share of Common Stock, par value $0.01 per share, of Superior (the “Common Stock”) for $8.50 per share (the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement, as described in the Offer to Purchase (the “Offer to Purchase”) contained in the Schedule TO filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on December 23, 2004 (the “Schedule TO”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

      The Merger Agreement provides that, following consummation of the Offer, and subject to the satisfaction or waiver of certain conditions contained therein, Purchaser will be merged with and into Superior (the “Merger”) with Superior surviving as a wholly owned subsidiary of ACS. At the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock (other than shares of Common Stock held by ACS, Purchaser, or any other wholly owned subsidiary of ACS, the Company, or any wholly owned subsidiary of the Company, which will be cancelled, and other than the shares of Common Stock, if any, held by holders of Common Stock who have properly demanded and perfected their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will, by virtue of the Merger and without any action on the part of the holders of Common Stock, be converted into the right to receive the Offer Price, or any greater amount per share of Common Stock paid pursuant to the Offer, without interest.

      The Merger Agreement requires Superior to cause the ACS Designees (as defined below) to be elected to the Board under certain circumstances described below. Upon completion of the Merger at the Effective Time, the directors and officers of Purchaser immediately prior to the Effective Time will become the directors and officers, respectively, of the surviving corporation.

      Purchaser commenced the Offer on December 23, 2004. The Offer is scheduled to expire at midnight, Eastern time, on January 24, 2005, unless the Offer is extended in accordance with the terms of the Merger Agreement. Upon the expiration of the Offer, assuming all of the conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn.

      The Offer, the Merger and the Merger Agreement are more fully described in the Schedule TO which was filed by ACS and Purchaser with the Securities and Exchange Commission (“SEC”) on December 23, 2004 (the “Schedule TO”), to which the Offer to Purchase is attached as Exhibit (a)(1), and the Schedule 14D-9 to which this Information Statement is attached as Annex A, which was filed by Superior with the SEC on December 23, 2004 and which is being mailed to Superior’s stockholders along with this Information Statement (the “Schedule 14D-9”). This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. This Information Statement supplements information in the Schedule 14D-9. Capitalized terms used herein but not otherwise defined will have the meanings set forth in the Schedule 14D-9.

      All information set forth herein relating to Purchaser, ACS or any ACS Designee, or actions or events with respect to any of them, has been provided to Superior and its advisors by ACS and Purchaser. Although Superior does not have any knowledge that would indicate that any statements contained herein based upon information provided by ACS or Purchaser are untrue, Superior assumes no responsibility for the accuracy, completeness or fairness of any such information or for any failure by ACS or Purchaser to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Superior.

      There will be no vote by stockholders of Superior in connection with this Information Statement. Voting proxies regarding shares of Common Stock are not being solicited from any stockholder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement at this time.

Information Concerning the Superior Common Stock

      The Common Stock is the only class of voting securities of Superior outstanding. Each share of Common Stock entitles the holder thereof to one (1) vote. As of November 30, 2004, there were 10,551,530 shares of Common Stock issued and outstanding, excluding treasury shares.

ACS Designees to the Board of Directors of Superior

      Pursuant to the Merger Agreement, promptly upon the acceptance of and deposit of funds for payment for at least a majority of the outstanding shares of Common Stock by ACS or Purchaser, and from time to time thereafter, ACS shall be entitled to designate up to such number of directors (the “ACS Designees”), rounded to the nearest whole number, constituting at least a majority of the directors, on the Board of Directors as will give ACS representation on the Board equal to the product of the number of directors on the Board and the percentage that such number of shares of Common Stock so purchased bears to the total number of outstanding shares of Common Stock, and Superior shall use all commercially reasonable efforts to, upon ACS’ request, promptly, at ACS’ election, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable ACS’ designees to be elected to the Board and to cause ACS’ designees to be so elected. Superior also will cause individuals designated by ACS to constitute a majority of each committee of the Board (other than the audit committee); provided, however, that ACS’ Designees shall not be designated to any committee of the Board established to take action under the Merger Agreement, which committee shall be composed only of Independent Directors (as defined below).

      Pursuant to the Merger Agreement, following the designation or election of the ACS Designees until the Effective Time, Superior shall cause the Board to have at least three directors who were directors on the date of the Merger Agreement, including at least three directors who were (i) selected by such current directors; and (ii) independent directors for purposes of the continued listing requirements of the Nasdaq National Market (the “Independent Directors”); provided, however, that if any Independent Director is unable to serve due to death or disability or any other reason, the remaining Independent Directors shall be entitled to elect or designate another individual (or individuals) who served as a director (or directors) on the date of the Merger Agreement (provided that no such individual is an employee of Superior or its subsidiaries) to fill the vacancy, and such director (or directors) shall be deemed to be an Independent Director (or Independent Directors) for purposes of the Merger Agreement. If no Independent Director then remains, the other directors shall designate three individuals who were directors on the date of the Merger Agreement, provided that such individuals shall not be employees, officers, directors or affiliates of Superior, ACS or Purchaser (or in the event there shall be less than three directors available to fill the vacancies as a result of such individuals’ deaths, disabilities or refusals to serve, such smaller number of individuals who were directors on the date of the Merger Agreement) to fill the vacancies and such directors shall be deemed Independent Directors for purposes of the Merger Agreement.

      From and after the election or appointment of the ACS Designees until the Effective Time, ACS and Purchaser shall cause any amendment of the Merger Agreement, any amendment of Superior’s Certificate of Incorporation or Bylaws, any termination of the Merger Agreement by Superior, any extension by Superior of the time for the performance of any of the obligations or other acts of Purchaser or ACS or waiver of any of Superior’s rights under the Merger Agreement or other action adversely affecting the rights of Superior’s stockholders (other than ACS or Purchaser), not to be effected without the affirmative vote of a majority of the Independent Directors. From and after the election or appointment of the ACS Designees until the Effective Time, neither ACS nor Purchaser shall take any action to remove any Independent Director absent cause.

      As of the date of this Information Statement, no determination has been made as to which directors of Superior will serve as Independent Directors. As of the date of this Information Statement, ACS has not determined who will be ACS Designees. However, ACS Designees will be selected from among the following persons. Each of the following persons has consented to serve as a director of Superior if appointed or elected:

      Jeffrey A. Rich (age 44) has served as director of ACS since August 1991. Mr. Rich has served as ACS’ Chief Executive Officer since February 1999. He also served as President from April 1995 until August 2002 and as Chief Operating Officer from April 1995 until February 1999. Mr. Rich joined ACS in 1989 as Senior Vice President and Chief Financial Officer and was named Executive Vice President in 1991. Prior to joining ACS, Mr. Rich served as a Vice President of Citibank N.A. from March 1986 through June 1989. Mr. Rich also serves as a director of Pegasus Solutions, Inc. where he is a member of the compensation committee.

      Mark A. King (age 47) has served as a director of ACS since October 1996. Mr. King has served as ACS’ President and Chief Operating Officer since August 2002 and had served as Chief Operating Officer since March 2001. Prior to that date he had served as Executive Vice President and Chief Financial Officer since May 1995. Mr. King joined ACS in November 1988 as Chief Financial Officer of various subsidiaries. Prior to joining ACS, Mr. King was Vice President and Assistant Controller of MTech Corp.

      William L. Deckelman, Jr. (age 47) has served as Executive Vice President, Corporate Secretary and General Counsel of ACS since March 2000. From March 2000 to September 2003, Mr. Deckelman served as a director of ACS. From May 1995 to March 2000, Mr. Deckelman was in private law practice, and was a shareholder of the law firm of Munsch Hardt Kopf & Harr, P.C. in Austin, Texas from January 1996 until March 2000. Previously, Mr. Deckelman served as Executive Vice President, Secretary and General Counsel of ACS from November 1993 until May 1995, and as Senior Vice President, Secretary and General Counsel of ACS from February 1989 through November 1993.

      John H. Rexford (age 47) has served as Executive Vice President of ACS since March 2001. Mr. Rexford served as ACS’ Senior Vice President from November 1996 to March 2001. Prior to that he served as a Vice President of CitiCorp North America, Inc. from November 1986 to November 1996.

Information Concerning Directors and Executive Officers of Superior

      The following is information with respect to the current directors and executive officers of the Company. Not all of the directors listed below will serve as directors of the Company following the Merger.

Corporate Governance

Board of Directors

      The business affairs of Superior are managed under the direction of the Board and its various committees. Members of the Board are kept informed through various reports and documents sent to them on a regular basis, through operating and financial reports routinely presented at Board and committee meetings by the Chief Executive Officer, Chief Financial Officer and other officers, and through other means.

      During 2003, the Board held four regularly scheduled meetings, four special telephonic meetings and acted by unanimous written consent on three additional occasions.

      We encourage all of our directors to attend each annual meeting of stockholders. Seven of our directors attended the annual meeting of stockholders held on July 24, 2003.

      Biographical information of each director serving on the Board follows:

      Reginald M. Ballantyne III (age 60) has served as a Director since August 1996. Mr. Ballantyne was initially appointed to Superior’s Advisory Council in 1995. He has held the position of Corporate Officer and Senior Vice President, Market Strategy and Government Affairs, for Vanguard Health Systems, Inc. since May 2001. From 1984 to 2001, he served as President of PMH Health Resources, Inc., a not-for-profit, multi-unit healthcare organization whose mission was serving a large indigent and disadvantaged patient population in the Phoenix, Arizona, area. In February 2001, PMH filed a reorganization/section 363 proceeding in order to implement the sale of the business and assets of PMH to Vanguard Health Systems, Inc. Prior to serving as President of PMH, Mr. Ballantyne served as President of Phoenix Memorial Hospital. Mr. Ballantyne was elected Chairman of the American Hospital Association (“AHA”) in 1997 and served as Speaker of the AHA House of Delegates in 1998. He is a Fellow of the American College of Healthcare Executives (“ACHE”) and a recipient of the ACHE Gold Medal Award for Management Excellence. Mr. Ballantyne also served as a member of the national Board of Commissioners for the Joint Commission on Accreditation of Healthcare Organizations and as Chairman of the AHA Committee of Commissioners.

      John L. Silverman (age 63) has served as Superior’s Chairman since March 2003 and as a Director since October 1997. Mr. Silverman is currently an independent consultant to the healthcare industry. From 1995 through 1997, he served as Chief Executive Officer of AsiaCare, Inc., a southeast Asian healthcare investment company. From 1990 to August 1997, he was the Vice President and Chief Financial Officer of Chi Systems, Inc., a healthcare consulting company. Mr. Silverman is currently a director of MHM Services, Inc., and DocNet.com Inc.

      Ronald V. Aprahamian (age 58) has served as a Director since October 2000. He served as Superior’s Chairman from October 2000 to March 2003. Previously, Mr. Aprahamian served as Chairman and Chief Executive Officer of Compucare, Inc. and The Compucare Company. Mr. Aprahamian has served as Chairman of the Center for Healthcare Information Management, and is a board member and investor of Sunrise Assisted Living, Inc. Mr. Aprahamian was a director of Metrocall, Inc. from May 1995 until September 2002.

      Richard D. Helppie, Jr. (age 48) has served as Superior’s Chief Executive Officer and a Director since he founded Superior in 1984. He also served as our President from May 1984 to January 1999, and as Chairman from May 1984 to October 2000. Mr. Helppie has more than 29 years of experience in the healthcare and information systems industries. He currently serves as a director of Med-i-Bank Inc.

      Richard P. Saslow (age 57) has served as a Director since August 1996. Mr. Saslow practiced business law and commercial litigation with the firm of Butzel Long, P.C. from January 1991 to January 1997. Prior to that period, Mr. Saslow practiced law with the firm of Butzel, Keidan, Simon, Meyers & Graham from 1974 to 1990. Mr. Saslow joined Superior in January 1997 and has served since that time as Vice President and General Counsel.

      Charles O. Bracken (age 55) has served as a Director since January 1999 and has served as our Executive Vice President since joining Superior in March 1987. Mr. Bracken has more than 30 years of experience in the healthcare and information systems industries. Prior to joining Superior, Mr. Bracken spent three years as Vice President of Marketing of a healthcare information software firm, preceded by 14 years of related experience in healthcare information systems management, including positions as Chief Information Officer for single and multi-hospital corporations.

      Douglas S. Peters (age 61) has served as a Director since August 1996. Mr. Peters served as the President and Chief Executive Officer of Jefferson Health System from its formation in 1995 until 2002. Previous to that, Mr. Peters served in the same capacity for Main Line Health, Inc. Mr. Peters was a Senior

Vice President with Blue Cross Blue Shield of Illinois and prior to that was the President of Henry Ford Health System. Mr. Peters has 36 years of healthcare industry experience. Mr. Peters is also a director of the Philadelphia Contributionship, and he is a Fellow of the American College of Healthcare Executives and a lifetime member of the Katahdin Medical & Philosophical Society of Philadelphia.

      Satish K. Tyagi (age 48) has served as a Director since April 2001. Mr. Tyagi has been a Principal Partner with Delta Capital &Research since he founded DC&R in 2000. He is also engaged with Schroder Ventures Life Sciences as Venture Partner. From 1997 until 2000, Mr. Tyagi was Managing Director, Institutional Research at SG Cowen Securities Corp. Prior to that he was Managing Director, Equity Research at Jefferies Group, Inc. Mr. Tyagi has over 19 years of experience in the healthcare industry, including six years in healthcare management consulting.

Committees

      The Board from time to time forms committees to assist the Board in carrying out its duties. Three of the current committees are the standing committees and those are the Audit Committee, the Compensation Committee and the Nominating Committee. The Board formed the Audit Committee and the Compensation Committee in October 1996 and the Nominating Committee in February 1998.

The Audit Committee

      The Audit Committee currently has three members: John L. Silverman, Satish K. Tyagi and Douglas S. Peters, its Chairperson. Each member of the Audit Committee is an “independent director” as such term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. The Board has determined that each member of the Audit Committee is an “audit committee financial expert” under SEC rules and Nasdaq rules. The Audit Committee is directly responsible for the appointment, compensation and oversight over the work of our public accountants, oversees our accounting and financial reporting processes and the audit of our financial statements and prepares the Audit Committee Report found in this Information Statement.

      The Audit Committee has the sole authority to appoint or replace the public accountants (subject, if applicable, to stockholder ratification) and determine the funding for the public accountants. The Audit Committee approves all audit engagement fees and terms and all non-audit engagements with the public accountants. The Audit Committee is directly responsible for the oversight of the work of the public accounting firm (including resolution of disagreements between management and the public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In addition, the Audit Committee has authority to approve all transactions between us and any officer or director or person or company affiliated with any officer or director.

      The Audit Committee Report is set forth below. The Board has adopted a written charter for the Audit Committee, which was amended and restated in February 2004 and was attached to the Company’s 2004 Proxy Statement, filed on April 28, 2004. The Audit Committee met four times during 2003.

Audit Committee Report

      The Audit Committee is comprised of three independent directors and reviews our financial reporting process on behalf of the Board. The Committee operates under a written Charter adopted by the Board. A Charter for the Committee was first adopted on April 22, 1997, and amended from time to time thereafter. Most recently, the Charter was amended in February 2004. This amended and restated Charter [was] attached to [Superior’s 2004] proxy statement as Appendix A. Management has the primary responsibility for the financial statements and the reporting process. Our independent auditors are responsible for expressing an opinion on the conformity of our financial statements with accounting principles generally accepted in the United States of America and whether our financial statements fairly present the financial position and results of operations of Superior.

      In this context, the Audit Committee has reviewed and discussed with management and the independent auditors the audited financial statements. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (“Communication with Audit Committees”). In addition, the Audit Committee has received from the independent auditors the written disclosures required by Independence Standards Board No. 1 (“Independence Discussions with Audit Committees”) and discussed with them their independence from Superior and its management.

      The following table sets forth the aggregate fees billed to us for services rendered during the years ended December 31, 2002 and 2003, by our independent auditors, Grant Thornton LLP:

	2002	2003

Audit Fees	$140,216	$153,611
Audit Related Fees	0	16,860
Tax Fees	45,668	29,500
All Other Fees	1,071	0

      Items included in the Audit Related Fees category principally include internal control review. Items included in the Tax Fees category principally include tax return preparation. Items included in the All Other Fees category principally include services related to general corporate matters. The Audit Committee approved 79.4% of the fees billed to us by our independent auditors for services performed in 2002 and 99.6% of the fees billed to us by our independent auditors for services performed in 2003. The Audit Committee considered whether the provision of the services described above is compatible with maintaining Grant Thornton’s independence and does not believe any impairment of independence exists.

      The Audit Committee approves all audit engagement fees and terms and all non-audit engagements with our independent auditors. The Audit Committee has established pre-approval policies and procedures of non-audit services. Non-audit services of less than $2,500 do not require pre-approval by the Audit Committee, and the Audit Committee has delegated authority to pre-approve non-audit services of greater than $2,500 but less than $7,500 to the Audit Committee’s chairman.

      In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in our Annual Report on SEC Form 10-K for the year ended December 31, 2003, for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

Douglas S. Peters, Chairperson
John L. Silverman
Satish K. Tyagi

The Compensation Committee

      The Compensation Committee has three members, Reginald M. Ballantyne, Douglas S. Peters and John L. Silverman, its Chairperson. In 2004, Mr. Ballantyne replaced Ronald V. Aprahamian on the committee. Each member of the Compensation Committee is an “independent director”, as such term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. This committee monitors and makes recommendations to the Board with respect to compensation programs for directors and officers, administers compensation plans for executive officers, and provides oversight with respect to compensation and employee benefit plans. Its Report on Executive Compensation is set forth herein under the caption Compensation Committee Report on Executive Compensation. The Committee has responsibility for determining the nature, timing and amount of awards and grants under our Long-Term Incentive Plan to those employees subject to the requirements of Section 16(b) of the Securities Exchange Act. The Compensation Committee met three times during 2003.

The Nominating Committee

      The Nominating Committee currently has three members, Reginald M. Ballantyne III, Douglas S. Peters and John L. Silverman, its Chairperson. Each member of the Nominating Committee is an

“independent director,” as such term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. This Committee has a written charter, which is available to stockholders on Superior’s website (www.superiorconsultant.com).

      The Nominating Committee is responsible for developing qualification criteria for directors, seeking, interviewing and screening individuals qualified to become directors and recommending nominee candidates to the Board each year for election at the annual meeting of stockholders or to fill vacancies on the Board. The Nominating Committee has the authority to engage separate counsel and other outside consultants to assist it in carrying out its duties. A stockholder may recommend persons as potential nominees for director by complying with the procedures summarized below and the Nominating Committee is responsible for considering all recommendations for director nominees made by stockholders.

      The Nominating Committee considers a number of factors when considering a director candidate, including among other factors, the Nominating Committee deems relevant, experience in our industry, experience as an officer or director of a publicly held company or similar administrative experience, academic expertise in fields relevant to our business and whether the director candidate meets the independence requirements of the Nasdaq Marketplace Rules. In addition, the Nominating Committee will consider the director candidate’s concern for the long-term interests of the stockholders, personal integrity and judgment, and whether the director candidate has time available to devote to Board activities.

      The Nominating Committee did not meet during 2003 because all nominations of directors for the 2003 annual meeting were initiated and approved by the full Board.

Director Nomination Process

      Pursuant to our Certificate of Incorporation the number of directors shall be not less than three nor more than fifteen, with the actual number being set from time to time by the Board. The Board has determined that the number of directors shall currently be set at nine. There is currently one vacancy on the Board. The three employee directors on the Board are the Chief Executive Officer, Vice President/ General Counsel and Executive Vice President. All of the non-employee directors are “independent directors,” as such term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules.

      The Board is divided into three classes with staggered, three-year terms so that the term of one class expires at each annual meeting of stockholders. Directors are elected by a plurality of the votes cast.

      Any stockholder may recommend persons as potential nominees for director by submitting the names of such persons in writing to the Nominating Committee, c/o the Secretary of Superior at the following address: Superior Consultant Holdings Corporation, 5225 Auto Club Drive, Dearborn, Michigan 48126. Recommendations should be accompanied by documentation supporting that the writer is a beneficial owner of our shares with at least $2,000 in market value, indicating the number of shares held by the stockholder and a statement of qualifications of the proposed director nominee and confirmation of the person’s willingness to serve. A nominee who is recommended by a stockholder following these procedures will receive the same consideration as other comparably qualified nominees. The Nominating Committee will review all nominees properly proposed by stockholders and may request additional information regarding a proposed director nominee from the stockholder making the recommendation or the proposed director nominee.

      Any stockholder entitled to vote for the election of directors at an Annual Meeting and who is a stockholder of record on the record date for that Annual Meeting, on the date the stockholder provides timely notice to us, and on the date of the Annual Meeting, may directly nominate persons for director by providing proper timely written notice to the Secretary of Superior as provided above.

Stockholder Communications with the Board

      Stockholders may communicate with the Board, any committee of the Board or any specific director by sending a written communication clearly indicating the intended recipient to: Secretary, Superior Consultant Holdings Corporation, 5225 Auto Club Drive, Dearborn, Michigan 48126. The Board has directed our Secretary to review all written communications from stockholders and forward to the appropriate directors written communications that are, in the Secretary’s discretion, appropriate for the consideration of the directors.

Compensation of Directors

      Pursuant to the terms of the Company’s Long-Term Incentive Plan (“Incentive Plan”) in consideration for their service as members of the Board of Directors and various committees of the Board of Directors, each non-employee director receives an option to purchase 5,000 shares of Common Stock upon the day the director joins the Board and again thereafter on or about each anniversary of the day the director joined the Board during his or her term, for so long as he or she remains a director. The options will have an exercise price equal to the fair market value of the Common Stock as of the grant date. Of the shares subject to each option, 3,000 will be fully vested on the date of the grant, and the remaining 2,000 shares subject to the option will become fully vested on the first anniversary of the date of the grant, provided that the director/grantee shall have attended all regularly scheduled meetings of the Board and shall have participated in not less than 80% of all Board conference calls scheduled on notice of not less than 48 hours. In 2003, the Board granted a discretionary option to purchase an additional 5,000 shares of Common Stock to each non-employee director under the terms of the Long-Term Incentive Plan. These options have an exercise price equal to the fair market value of the Common Stock as of the grant date. One thousand shares subject to the option were fully vested on the date of grant, and the remaining 4,000 shares subject to the option will become fully vested on the first anniversary of the date of the grant, provided that the director shall have attended all regularly scheduled meetings of the Board and shall have participated in not less than 80% of all Board conference calls scheduled on notice of not less than 48 hours.

      In addition, each non-employee director receives an annual fee of $10,000 in compensation for attendance at four regularly scheduled Board meetings and for participation in special meetings of the Board and Board conference calls.

      All Directors received a $5,000 annual stipend, an additional $5,000 in compensation for membership on the Audit Committee or Compensation Committee, and an additional $1,000 in compensation for membership in any other active committee. The chairperson of the Board receives an additional $10,000 in compensation. Directors are also reimbursed for travel expenses incurred in connection with attending board and committee meetings.

Compensation of Executive Officers

      The following table sets forth all compensation awarded or earned during the last three completed fiscal years by the Chief Executive Officer, and the three other executive officers who were serving at the end of our last completed fiscal year (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation

				Other Annual	Securities	All Other
				Compensation	Underlying	Compensation
Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	($)	Options (#)	($)

Richard D. Helppie, Jr.	2003	306,093	6,865	0	50,000	1,109
Chief Executive Officer	2002	327,615	0	0	43,214	1,136
	2001	337,012	0	0	0	1,178
Charles O. Bracken,	2003	304,526	16,519	0	50,000	1,083
Executive Vice President	2002	312,746	0	0	20,000	1,110
	2001	320,008	0	0	50,000	1,149
George S. Huntzinger,	2003	309,245	6,845	0	50,000	1,043
President and Chief	2002	291,771	0	0	20,000	1,070
Operating Officer	2001	286,000	0	0	200,000	1,106
Richard R. Sorensen	2003	202,482	4,482	0	50,000	951
Chief Financial Officer	2002	215,008	0	0	20,000	978
	2001	219,231	0	0	50,000	1,005

(1)	The aggregate compensation opportunity, including both salary and bonus, of the Named Executive Officers as a group in 2003 was $2,188,850. However, the Named Executive Officers received actual compensation in 2003 of only $1,157,057 due to our financial performance. The Named Executive Officers voluntarily forfeited a portion of their salaries and did not receive their full potential bonus in 2003.

Executive Option Grants in Fiscal 2003

      The following table contains information concerning the stock option grants made to each of the Named Executive Officers in 2003.

							Potential Realizable
	Individual Grants						Value at Assumed
							Annual Rates of
	Number of	Percent of			Stock Price		Stock Price
	Securities	Total Options			Compounded		Appreciation For
	Underlying	Granted to	Exercise		Annually		Option Term(1)
	Options	Employees in	Price Per	Expiration
Name	Granted	Fiscal 2003	Share(2)	Date	5%	10%	5%	10%

Richard D. Helppie, Jr.	50,000	3.4%	$2.83	5/29/2013	$4.61	$7.34	$89,000	$225,000
Charles O. Bracken	50,000	3.4	2.83	5/29/2013	4.61	7.34	89,000	225,000
George S. Huntzinger	50,000	3.4	2.83	5/29/2013	4.61	7.34	89,000	225,000
Richard R. Sorensen	50,000	3.4	2.83	5/29/2013	4.61	7.34	89,000	225,000

(1)	In accordance with SEC rules, these columns show gains that might be realized upon exercise of the options immediately prior to their expiration, assuming Common Stock appreciated at the compounded rates specified over the term of the option. This valuation is hypothetical; if the stock price does not increase above the exercise price, compensation to the Named Executive Officers will be zero.

(2)	The options granted to Messrs. Helppie, Bracken, Huntzinger and Sorensen become exercisable on May 29, 2005, but will be accelerated at the closing of the Merger.

Option Exercises and Holdings

      The following table sets forth information concerning stock options exercised by the Named Executive Officers during 2003, as well as the value of unexercised options held by such persons on December 31, 2003. The values for in-the-money options (which represent the positive spread between the exercise price of any existing stock options and $4.09 per share, the closing price of the Common Stock as reported by the Nasdaq Stock Market on December 31, 2003) also are included.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares		Options at		In-the-Money Options at
	Acquired		December 31, 2003		December 31, 2003(2)
	Upon	Value
Name	Exercise	Realized (1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard D. Helppie, Jr.	0	0	62,589	75,625	$9,508	$50,000
Charles O. Bracken	0	0	175,000	70,000	50,000	100,000
George S. Huntzinger	0	0	210,000	70,000	209,000	100,000
Richard R. Sorensen	0	0	80,800	80,200	50,000	100,000

(1)	Calculated as the difference between the fair market value of our Common Stock at the time of the option exercise and the exercise price.

(2)	Based on fair market value of $4.09 as of December 31, 2003 (the last trading day before the end of the last fiscal year), the closing sale price of our Common Stock on that date as reported by the Nasdaq National Market.

Compensation Committee Report

Responsibilities and Composition of the Committee

      The Compensation Committee of our Board of Directors (the “Committee”) is responsible for (i) establishing compensation programs for our executive officers designed to attract, motivate and retain key executives responsible for our success; (ii) administering and maintaining such programs in a manner that will benefit our long-term interests and our stockholders; and (iii) determining the compensation of our Chief Executive Officer. The Committee is comprised of three directors, Reginald M. Ballantyne, III, Douglas S. Peters and John L. Silverman. None of these directors has ever served as an employee of the Company.

      This report describes the philosophy that underlies the cash and equity-based components of our executive compensation program. It also describes the details of each element of the program, as well as the rationale for compensation paid to our Chief Executive Officer and our executive officers in general.

Compensation Philosophy and Objectives

      The Committee believes that our executive officer compensation should be determined according to a competitive framework and based on overall financial results, individual contributions and teamwork that help build value for our stockholders. Within this overall philosophy, the Committee bases the compensation program on the following principles:

Compensation of Executive Officers Generally

      Our executive compensation program is designed to link executive pay to our performance and to provide an incentive to executives to manage us with a principal view of enhancing stockholder value.

      Generally, our executive compensation program makes a significant portion of each executive’s cash compensation contingent upon growth and improvement in our results of operations, with the potential to earn exceptional rewards for exceptional performance. More specifically, the program is designed to provide compensation for meeting and exceeding internal goals and to provide incentives to increase the market value of our Common Stock. The program is also designed to attract and retain talented executives who are essential to our long-term success within a highly competitive industry that demands unique talents, skills and capabilities.

      Compensation criteria are evaluated annually to ensure they are appropriate and consistent with the business objectives that are important in meeting our earnings per share, operating profits and revenue goals and in enhancing stockholder value. Our executive compensation policies and programs are intended to: (i) provide rewards contingent upon Company and individual performance; (ii) link executive compensation to sustainable increases in and the preservation of stockholder value; (iii) promote teamwork among executives and our other employees; (iv) retain a strong management team; and (v) encourage personal and professional development and growth.

      Base Salary. The Committee reviews the compensation of each of our executive officers not less than annually. The Committee’s review takes into consideration both our performance with respect to earnings per share, operating profits and revenue, and also the duties and performance of each executive. In making salary recommendations or decisions, the Committee exercises its discretion and judgment based on the foregoing criteria, without applying a specific formula to determine the weight of each factor considered. The Committee also considers equity and fairness when comparing base salaries of executives.

      Incentive Bonuses. Mr. Helppie and Mr. Bracken were covered under a discretionary bonus plan, under which they had bonus opportunities of up to $210,000. The bonus paid to each of Mr. Helppie and Mr. Bracken under this bonus plan, if any, is discretionary up to the dollar levels in their respective bonus plans and may be based on various factors, such as financial performance criteria. We did not pay any bonus to Mr. Helppie and Mr. Bracken under this bonus plan in 2003.

      In 2003, Mr. Bracken was eligible for a special bonus of up to $20,000 for meeting specific sales objectives. Mr. Bracken received $10,000 of this special bonus.

      Each of our Named Executive Officers was covered under a management incentive bonus plan in 2003. Named Executive Officers had annual and other periodic bonus opportunities under this management incentive plan in amounts up to forty five percent (45%) of their base salary. The amounts paid under the management incentive plan is not discretionary and is based on a formula tied to specific financial performance metrics. In 2003, we paid an aggregate of $24,711 under the management incentive plan to our Named Executive Officers.

      Executive Compensation in 2003. The aggregate compensation opportunity, including both salary and bonus, of the Named Executive Officers as a group in 2003 was $2,188,850. However, the Named Executive Officers received actual compensation in 2003 of only $1,157,057 due to our financial performance. The Named Executive Officers voluntarily forfeited a portion of their salaries and did not receive their full potential bonuses in 2003.

Stock-Based Incentives

      The Committee believes that the granting of stock options and other forms of equity compensation is an important method of rewarding and motivating management by aligning management’s interests with those of our stockholders on a long-term basis. In addition, the Committee recognizes that we conduct our business in an increasingly competitive industry and that, in order for us to remain highly competitive and at the same time pursue a high-growth strategy, we must employ the best and most talented executives and managers who possess demonstrated skills and experience. We believe that stock options and other forms of equity compensation have given and continue to give us a significant advantage in attracting and retaining such employees. The Committee believes the Incentive Plan is an important feature of our executive compensation package. Under the Incentive Plan, the Committee may grant options and other forms of equity compensation to executive officers who are expected to contribute materially to our future success. In determining the size of stock option and other equity grants, the Committee focuses primarily on our performance and the perceived role of each executive in accomplishing such performance objectives, as well as the satisfaction of individual performance objectives. The Committee also considers the number of options held, if any, by each executive when making option grants to executive officers. The Named Executive Officers received option grants on May 29, 2003.

      The Committee intends to continue using stock options and other forms of equity compensation as the primary long-term incentive for our executive officers, as they generally provide rewards to executives only to the extent our stock price increases after the options or other equity awards are granted. The Committee feels that stock options and other equity awards granted under the Incentive Plan are an appropriate means to provide executives with incentives that closely align their interests with those of stockholders and thereby encourage them to promote our ongoing success.

      In February 1999, the Board authorized the creation of the Nonstatutory Stock Option Plan (the “Nonstatutory Plan”) and reserved 1,000,000 shares of Common Stock for issuance under the Nonstatutory Plan. Under the Nonstatutory Plan, we may grant stock options in connection with our acquisitions and other special circumstances. The Nonstatutory Plan has substantially the same form, terms and substance as our Incentive Plan, except that grants issued under the Nonstatutory Plan will not qualify as “incentive stock options” for tax purposes, and our directors and executive officers are not eligible to receive grants under the Nonstatutory Plan.

Policy on Deductibility of Compensation

      It is the responsibility of the Committee to comply with the provisions of Section 162(m) of the Internal Revenue Code which, except in the case of “performance-based compensation”; and certain other types of compensation, limit to $1,000,000 the amount of our federal income tax deduction for compensation paid to each of the Chief Executive Officer and the other four most highly paid executive officers. The Committee believes that our current compensation arrangements, which are primarily based on performance, are appropriate and in our best interests and the best interests of our stockholders, without regard to tax considerations. Thus, if the tax laws or their interpretation change or other circumstances occur which might make some portion of the executive compensation non-deductible for federal tax purposes, the Committee would not anticipate making significant changes in the basic philosophy and practices reflected in our executive compensation program.

Chief Executive Officer Compensation

      The Chief Executive Officer’s salary, bonus and long-term awards follow the policies set forth above, and are based on both our performance and the satisfaction of individual performance objectives. For the 2003 fiscal year, Mr. Helppie was paid approximately $306,000, and Mr. Helppie received an option to purchase 50,000 shares of Common Stock on May 29, 2003 in connection with his annual compensation review. Mr. Helppie received a bonus of $6,865 in 2003 under our non-discretionary management incentive plan.

The foregoing report has been approved by all of the members of the Committee.

THE COMPENSATION COMMITTEE

John L. Silverman, Chairperson
Ronald V. Aprahamian
Douglas S. Peters

Certain Relationships and Related Transactions

      In April 1995, we loaned Mr. Bracken $500,000, evidenced by a term promissory note bearing interest at 7.71% per annum. The note provides for equal annual payments of principal and interest of $50,000, payable on December 31 of each year beginning December 31, 1995 with the entire unpaid principal balance due on December 31, 2015. At our option, the entire outstanding indebtedness under the note may be accelerated in the event that Mr. Bracken’s employment with us is terminated. The largest amount of indebtedness outstanding under such note during fiscal 2003 was approximately $504,000 as of December 30, 2003.

      In May 2001, in connection with the purchase of common stock from a former executive of ours, Mr. Aprahamian assumed an existing term promissory note payable to Superior in the principal amount of $203,907. This note bears interest at 7.71% per annum and provides for equal annual payments of principal and interest of $25,000, payable on December 31, of each year, with the entire unpaid principal balance due on December 31, 2015. All amounts due under this note will become immediately payable in the event that (a) Mr. Aprahamian resigns as a director, (b) Mr. Aprahamian elects not to stand for reelection as a director or (c) there is a Change in Control of the Company, as defined in a certain Shareholder Agreement entered into by Mr. Aprahamian and Superior. The largest amount of indebtedness outstanding under such note during fiscal 2003 was approximately $201,000 as of December 30, 2003.

      During 2000, we sold 200,000 shares of our common stock for fair market value to each of Mr. Aprahamian and Mr. Huntzinger, in exchange for cash and promissory notes totaling $611,080. The original notes bore interest at 9.5% per annum and required payment of all accrued interest and principal in October 2002. Effective July 25, 2002, the promissory notes were amended to reduce the interest rate of the notes to a per annum rate equal to the prime rate plus 1% and extend the payment due date of all unpaid accrued interest and principal to December 31, 2003. The full principal and accrued interest amount of Mr. Aprahamian’s note was repaid on December 31, 2003. During January 2004, Mr. Huntzinger’s note was repaid in full including accrued interest.

      Previously, we chartered aircraft from Clearwater Aviation, Inc., of which Mr. Helppie was the sole stockholder. Payments under this arrangement with Clearwater Aviation, Inc. totaled approximately $71,000 in 2001. In 2002 and 2003, we chartered aircraft from RDH II, LLC, of which Mr. Helppie is the sole member. Payments under this arrangement with RDH II, LLC totaled approximately $20,000 in 2002 and $54,000 in 2003. These arrangements were approved by a majority of all of the independent and disinterested members of the Board of Directors.

      Mr. Saslow, a Director, was a shareholder in the law firm of Butzel Long, P.C., Detroit, Michigan. Butzel Long and Mr. Saslow’s prior firm Butzel, Keidan, Simon, Myers & Graham, have been our outside general counsel since 1985. Mr. Saslow joined us as a Vice President and General Counsel in January 1997.

      During the year ended December 31, 2001, we recognized revenue of approximately $1,587,000 from entities in which we had an equity interest. During the years ended December 31, 2002 and 2003, we no longer held equity interests in any such entities.

Employment Agreements With Named Executive Officers

      Richard D. Helppie, Jr. Richard D. Helppie, Jr. is employed as Chief Executive Officer pursuant to an employment agreement dated as of January 5, 1998, as amended. The agreement provides for severance benefits in the event that his employment is terminated without Cause. Cause is defined under his agreement as gross misconduct, embezzlement or attempted embezzlement of money or property of ours or a subsidiary or an affiliate, his perpetration or attempted penetration of fraud on us or a subsidiary or an affiliate, or his participation in a fraud or attempted fraud on the Company. Upon termination of Mr. Helppie without Cause, he shall receive his base salary for two years from the date of termination and his bonus, if any, earned up through and including the date of termination. Any stock options granted up to the date of termination vest immediately upon termination, but no new stock options will be granted after the date of termination.

      The agreement also provides severance benefits in the event that his employment is terminated due to a change in control of the company, as defined by the agreement. Upon termination of Mr. Helppie due to a change in control of the Company, he shall receive a lump sum payment in an amount equal to three times the full annual base salary in effect for the year of termination plus three times the full year’s bonus opportunity in effect for the year of termination. At the closing of the Merger, this will result in a payment to Mr. Helppie of approximately $1,470,000, and he will be entitled to reimbursement for any federal excise tax. ACS has agreed to pay this amount at the closing of the Merger, irrespective of Mr. Helppie’s ongoing employment status with ACS. In addition, stock options granted up to the date of termination vest immediately upon termination; however, no new stock options will be granted after the date of termination.

      Charles O. Bracken. Charles O. Bracken is employed as Executive Vice President pursuant to an employment agreement dated as of March 20, 1998, as amended. The agreement provides for severance benefits in the event that his employment is terminated without Cause. Cause is defined under his agreement as gross misconduct, embezzlement or attempted embezzlement of money or property of ours or a subsidiary or an affiliate, his perpetration or attempted penetration of fraud on us or a subsidiary or an affiliate, or his participation in a fraud or attempted fraud on the Company. Upon termination of Mr. Bracken without Cause, he shall receive his base salary for one year from the date of termination and his bonus, if any, earned up through and including the date of termination. Any stock options granted up to the date of termination vest immediately upon termination, but no new stock options will be granted after the date of termination.

      The agreement also provides severance benefits in the event that his employment is terminated due to a change in control of the Company, as defined by the agreement. Upon termination of Mr. Bracken due to a change in control of the Company, he shall receive a lump sum payment in an amount equal to three times the full annual base salary in effect for the year of termination plus three times the full year’s bonus opportunity in effect for the year of termination. At the closing of the Merger, this will result in a payment to Mr. Bracken of approximately $2,007,600, and he will be entitled to reimbursement for any federal excise tax. ACS has agreed to pay this amount at the closing of the Merger, irrespective of Mr. Bracken’s ongoing employment status with ACS. In addition, stock options granted up to the date of termination vest immediately upon termination; however, no new stock options will be granted after the date of termination. Mr. Bracken is subject to noncompetition, nonsolicitation and nondisclosure covenants under his employment agreement.

      George S. Huntzinger. George S. Huntzinger is employed as President and Chief Operating Officer pursuant to an employment agreement dated October 11, 2000, as amended. The agreement provides for severance benefits in the event that his employment is terminated Cause. Cause is defined under his agreement as the commission of a felony or a crime involving moral turpitude or the commission of any other act or omission involving dishonesty or fraud with respect to us or any of our subsidiaries or any of our respective customers or suppliers, conduct causing us or any of our subsidiaries substantial public disgrace or disrepute, substantial and repeated failure continuing after written notice thereof to perform duties of the office held by Mr. Huntzinger as reasonably directed by the Chief Executive Officer, gross negligence or willful misconduct with respect to the Company or any of the Company’s subsidiaries, or any material breach of the noncompetition, nonsolicitation and nondisclosure covenants of the employment agreement. Upon termination of Mr. Huntzinger without Cause, he shall receive his base salary for six months from the date of termination. His rights under the Company’s other benefit plans and program are determined according to the terms of such plans and programs in effect on the date of termination.

      Richard R. Sorensen. Richard R. Sorensen is employed as Chief Financial Officer pursuant to an employment agreement dated as of August 10, 1998, as amended. The agreement provides for severance benefits in the event that his employment is terminated due to a change in control of the Company, as defined by the agreement. Upon termination of Mr. Sorensen due to a change in control of the Company, he shall receive a lump sum payment in an amount equal to three times his full annual base salary in effect for the year of termination. At the closing of the Merger, this will result in a payment to Mr. Sorensen of approximately $690,000, and he will be entitled to reimbursement for any federal excise tax. ACS has agreed to pay this amount at the closing of the Merger, irrespective of Mr. Sorensen’s ongoing employment status with ACS.

Security Ownership of Management and Principal Stockholders

      The following table sets forth certain information regarding the beneficial ownership of Common Stock as of November 30, 2004 by: (i) each person known by us to own beneficially more than five percent (5%) of the outstanding shares of Common Stock; (ii) each of our directors; (iii) each of the Named Executive Officers; and (iv) all directors and Named Executive Officers as a group. Each officer and director named below has an address in care of our principal executive offices. Except as provided in the footnotes below, we believe that each person named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holder, subject to community property laws where applicable.

	Shares Beneficially
	Owned(1)

Name of Beneficial Owner	Number	Percent

Richard D. Helppie, Jr.(2)(3)	3,685,122	34.6
Heartland Advisors, Inc.(7)	1,024,000	9.7
Wentworth, Hauser & Voilich, Inc.(4)	892,900	8.5
Ronald V. Aprahamian(3)(5)	888,148	8.4
Camden Partners(6)	807,000	7.6
Charles O. Bracken(3)(8)	555,148	5.2
George S. Huntzinger(3)	488,094	4.5
Richard P. Saslow(3)	150,521	1.4
Richard R. Sorensen(3)	142,544	1.3
John L. Silverman(3)	89,519	*
Douglas S. Peters(3)	80,097	*
Reginald M. Ballantyne III(3)	77,000	*
Satish K. Tyagi(3)	50,637	*
All Directors and Executive Officers as a group	6,206,830	53.0

*	less than 1%

(1)	Applicable percentage of ownership as of November 30, 2004 is based upon 10,551,530 shares of Common Stock, which represents all shares outstanding, excluding treasury shares, and is determined by assuming the exercise of options that are held by a person (but not those held by any other person) which are exercisable within 60 days of the date hereof. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to the shares shown as beneficially owned.

(2)	2,976,908 shares are held by The Richard D. Helppie, Jr. Trust, of which Mr. Helppie is the sole trustee, and 600,000 shares are held by the Richard D. Helppie, Jr. Five Year Grantor Retained Annuity Trust, of which Mr. Helppie is the sole trustee. Mr. Helppie’s address is in care of the Company.

(3)	Includes shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof as follows: Mr. Helppie 108,214 shares; Mr. Aprahamian 44,000 shares; Mr. Bracken 215,000 shares; Mr. Huntzinger 250,000 shares; Mr. Saslow 142,500 shares; Mr. Sorensen 127,000 shares; Mr. Silverman 74,000 shares; Mr. Peters 77,000 shares; Mr. Ballantyne 77,000 shares; and Mr. Tyagi 34,000 shares.

(4)	According to the Amendment No. 3 to Report on SEC’s Schedule 13G, as of December 31, 2003, Wentworth, Hauser & Voilich, Inc. may be deemed to share voting and dispositive power of 946,500 shares of Common Stock with certain persons to whom Wentworth serves as an investment adviser. 353 Sacramento Street, Suite 600 San Francisco, CA 94111.

(5)	Includes 3,000 shares held for the benefit of Polly Aprahamian, Mr. Aprahamian’s mother, over which Mr. Aprahamian exercises voting and dispositive power. Mr. Aprahamian’s address is 7902 Westpark Drive, McLean, VA 22102.

(6)	We have issued to Camden Partners Strategic Fund II-A (“Camden A”) and Camden Partners Strategic Fund II-B (“Camden B”) warrants to purchase an aggregate of 807,000 shares of our Common Stock pursuant to a Securities Purchase Agreement dated as of June 9, 2003. Camden A and Camden B may be deemed to share voting and dispositive power of all 807,000 shares of Common Stock. Their address is One South Street, Suite 2150, Baltimore, MD 21201.

(7)	According to the Amendment No. 1 to Report on SEC’s Schedule 13G, as of December 31, 2003, Heartland Advisors, Inc. (“Heartland”) may be deemed to have dispositive power over 1,026,200 shares of our Common Stock by virtue of its investment discretion and in some cases voting power over client securities, which may be revoked; and William J. Nasgovitz may be deemed to have voting power over 1,022,900 shares of our Common Stock as a result of his position with and stock ownership of Heartland and his position as an officer and director of Heartland Group, Inc. which could be deemed to confer upon him voting and/or investment power over the shares Heartland beneficially owns. Their address is 789 North Water Street, Milwaukee, WI 53202.

(8)	Mr. Bracken’s address is in care of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act requires our directors and executive officers, and any persons who own more than ten percent (10%) of our Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

      To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2003, all such Section 16(a) filing requirements were complied with, except for a Form 4 that was required to be filed on April 30, 2003 by Mr. Tyagi and was filed on June 5, 2003; Form 4s that were required to be filed on June 2, 2003 by each of Messrs. Sorensen, Saslow, Huntzinger and Helppie and were filed on June 19, 2003; a Form 4 that was required to be filed on October 3, 2003 by Mr. Ballantyne and was filed on November 4, 2003; and Form 4s that were required to be filed on October 3, 2003 by each of Messrs. Peters and Silverman and were filed on October 23, 2003.

Company Stock Performance

      Set forth below is a line graph comparing the percentage change in the cumulative total stockholder return on our Common Stock against the Nasdaq Market Index and our selected peer group of providers of consulting and/or information services (the “Peer Group”). The graph assumes that $100 was invested on December 31, 1998, in our Common Stock, at a price of $43.50 per share, the Nasdaq Market Index and the Peer Group, and that all dividends were reinvested.*

Performance Graph For Superior Consultant Holdings Corporation

Prepared by CoreData, LLC
Produced on April 14, 2004 including data to December 31, 2003

	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03

Superior Consultant Holdings Corporation	100.00	32.76	6.32	19.31	6.07	9.40
Nasdaq Market Index	100.00	176.37	110.86	88.37	61.64	92.68
Old Peer Group Index	100.00	132.30	78.36	98.20	29.39	40.22
New Peer Group Index	100.00	124.36	83.85	101.27	42.53	53.77

Notes:

(1)	The Old Peer Group and New Peer Group returns are weighted by market capitalization.

(2)	The Old Peer Group is comprised of the common stock of the following companies: Computer Task Group Inc.; Compuware Corp.; DAOU Systems, Inc.; Electronic Data Systems; First Consulting Group, Inc.; Perot Systems Corp.; and Sapient Corporation.

(3)	We have selected a new group of peer issuers because we believe the peer issuers that we have added to the peer group offer services and have business operations that are more similar to our services and operations than the issuers that we have eliminated from the peer group, and therefore the New Peer Group offers a better basis for comparison than the Old Peer Group. The New Peer Group is comprised of the common stock of the following companies: Affiliated Computer Services, Inc.; Computer Sciences Corporation; Compuware Corp.; DAOU Systems, Inc.; Electronic Data Systems; First Consulting Group, Inc.; and Perot Systems Corp.

*	Pursuant to Item 402(a)(9) of Regulation S-K promulgated by the SEC, neither the “Compensation Committee Report on Executive Compensation” nor the material under the caption “Company Stock Performance” shall be deemed to be filed with the SEC for purposes of the Securities Exchange Act of 1934 (the “Exchange Act”) nor shall such report or such material be deemed to be incorporated by reference in any past or future filing by us under the Exchange Act or the Securities Act of 1933.

ANNEX B

SUPERIOR CONSULTANT HOLDINGS CORPORATION

5225 Auto Club Drive
Dearborn, Michigan 48126

FAIRNESS OPINION OF WILLIAM BLAIR & COMPANY, L.L.C.

December 16, 2004

December 16, 2004

Board of Directors

Superior Consultant Holdings Corporation
5225 Auto Club Drive
Dearborn, MI 48126

Gentlemen:

      We understand that Superior Consultant Holdings Corporation (the “Company”), Affiliated Computer Services, Inc. (“ACS”) and ACS Merger Corp, a wholly-owned subsidiary of ACS (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated December 15, 2004 (the “Merger Agreement”) which provides, among other things, for (a) the commencement by Acquisition Sub of a cash tender offer (the “Tender Offer”) for all outstanding shares of common stock, $.01 par value per share, of the Company, (the “Common Stock”) for $8.50 per share and (b) the subsequent merger of Acquisition Sub with and into the Company (the “Merger”, and together with the Tender Offer being collectively referred to as the “Transaction”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of ACS and each issued and outstanding share of Company Common Stock other than (i) shares held by the Company, ACS, Acquisition Sub, or any of their respective affiliates or (ii) Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive $8.50 in cash. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

      You have requested our opinion as to whether the consideration to be received by the holders of the Company’s Common Stock (collectively, the “Stockholders”) pursuant to the Tender Offer and the Merger is fair, from a financial point of view, to such Stockholders.

      We are familiar with the Company, having provided certain investment banking services to the Company from time to time, including acting as lead manager on the Company’s initial public offering in 1996, manager on the Company’s equity follow-on offering in 1997 and agent on the Company’s subordinated debt issuance in 2003. In addition, we have acted as financial advisor in connection with, and have participated in certain of the negotiations leading to, the proposed Transaction.

      In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have examined: (a) the drafts dated December 15, 2004 of the Merger Agreement and the Tender and Voting Agreements referred to therein; (b) certain audited historical financial statements of the Company for the five years ended December 31, 2003; (c) the unaudited financial statements of the Company for the nine months ended September 30, 2004; (d) certain internal business, operating and financial information and forecasts of the Company (the “Forecasts”), prepared by the senior management of the Company; (f) information regarding publicly available financial terms of certain other business combinations we deemed relevant; (g) the financial position, operating results and trading multiples of the Company compared with those of certain other publicly traded companies we deemed relevant; (h) current and historical market prices and trading volumes of the Common Stock of the Company; and (i) certain other publicly available information on the Company we have deemed relevant. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.

222 WEST ADAMS STREET     CHICAGO, ILLINOIS 60606     312.236.1600

B-1

      In rendering the opinion contained herein, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of such opinion, including without limitation the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. We were not asked to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect our opinion contained herein, we do not have any obligation to update, revise or reaffirm such opinion. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Transaction will be consummated substantially on the terms described in the draft Merger Agreement provided to us, without any waiver of any material terms or conditions by the Company.

      William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or ACS for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Company in connection with the proposed Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

      We are expressing no opinion herein as to the price at which the Common Stock of the Company will trade at any future time or as to the effect of the announcement of the Transaction on the trading price of the Common Stock of the Company.

      Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transaction. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Company of the consideration to be received pursuant to the Tender Offer and the Merger in connection with the Transaction, and we do not address the merits of the underlying decision by the Company to engage in the Transaction and this opinion does not constitute a recommendation to any Stockholder as to whether or not such stockholder should accept the Tender Offer. This letter may not be disclosed, referred to or communicated (in whole or in part) to any third party without our prior written consent. Notwithstanding the immediately preceding sentence, this letter may be reproduced in full in any Schedule 14D-9 filed by the Company with the Securities and Exchange Commission in connection with the Tender Offer or any proxy or information statement mailed to stockholders of the Company with respect to the Merger.

      Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the consideration to be received by the Company’s Stockholders pursuant to the Tender Offer and the Merger is fair, from a financial point of view, to such Stockholders.

Very truly yours,

WILLIAM BLAIR & COMPANY, L.L.C.

B-2